FILE NO. 333-155018

                                                                    CIK #1416459


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, MUNICIPAL SERIES 745

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                522 Fifth Avenue
                            New York, New York 10036

     D.   Name and complete address of agents for service:


PAUL, HASTINGS, JANOFSKY & WALKER LLP       VAN KAMPEN FUNDS INC.
Attention:  Michael R. Rosella, Esq.        Attention:  Amy R. Doberman, Esq.
75 East 55th Street                         522 Fifth Avenue
New York, New York  10022                   New York, New York  10036


     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective immediately upon filing on January 13, 2009, pursuant to Rule 487.




                              California Quality 28

   California Investors' Quality Tax-Exempt Trust, Series 28 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal and state tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Unit Trusts, Municipal Series 745.

                                         Monthly                Semi-Annual
                                      Distributions            Distributions
                                      -------------            ------------
      Estimated Current Return:           4.80%                    4.84%
      Estimated Long Term Return:         4.80%                    4.84%
      CUSIP:                           130350-54-9              130350-55-6


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. These estimates are as of the opening of business on the Date of Deposit and will vary thereafter. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                Prospectus Part I


                                January 13, 2009


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------

  The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




Van Kampen
Investments




   Investment Objective. The Trust seeks to provide federal and California state tax-exempt income and to preserve capital.

   Principal Investment Strategy. The Trust invests in a portfolio of municipal bonds issued by or on behalf of California and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for federal and California state personal income tax purposes under existing law. In selecting bonds for the Trust, the Sponsor considered the following factors, among others:

     o a Standard & Poor's rating of at least "A-", a Moody's Investors Service, Inc. rating of at least "A3" or, if not rated, the bonds had credit characteristics sufficiently similar to those of comparable bonds that were so rated as to be acceptable for acquisition by the Trust in the opinion of the Sponsor;

     o the prices of the bonds relative to other bonds of comparable quality and maturity;

     o    the current income provided by the bonds;

     o the diversification of bonds as to purpose of issue and location of issuer; and

     o the probability of early return of principal or high legal or event risk.

   The portfolio generally consists of bonds maturing approximately 15 to 40 years from the Date of Deposit. Units of the Trust are available for sale only in California.

   Principal Risks. As with all investments, you can lose money by investing in the Trust. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Bond prices will fluctuate. The value of your investment may fall over time.

     o The value of the bonds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.

     o A bond issuer or insurer may be unable to make interest and/or principal payments in the future.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.

     o A bond issuer might prepay or "call" a bond before its stated maturity. If this happens, the Trust will distribute the principal to you but future interest distributions will fall. A bond's call price could be less than the price the Trust paid for the bond. If enough bonds are called, the Trust could terminate earlier than expected.

     o Because the Trust is concentrated in bonds of issuers located in California, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of California is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of Units.

     o The Trust may concentrate in bonds of a particular type of issuer. This makes the Trust less diversified and subject to greater risk than a more diversified portfolio. The types of bonds in the portfolio are listed under "The Bonds" in Prospectus Part II.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Trust will hold the same bonds even if the market value declines.




                   Summary of Essential Financial Information
             (As of the opening of business on the Date of Deposit)
-------------------------------------------------------------------------------
General Information
-------------------------------------------------------------------------------
Date of Deposit                           January 13, 2009
Principal amount of bonds in Trust              $3,515,000
Principal amount of bonds per Unit (1)             $975.85
Number of Units                                      3,602
Weighted average maturity of bonds                25 years

-------------------------------------------------------------------------------
Unit Price
-------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust  $    3,395,951
Aggregate offering price of bonds per Unit  $       942.80
  Plus sales charge per Unit                $        48.57
  Plus organization costs per Unit (2)      $         3.45
Public offering price per Unit (3)          $       994.82
Redemption price per Unit (2)(3)            $       937.66

-------------------------------------------------------------------------------
Portfolio Diversification (% of Par Value)
-------------------------------------------------------------------------------
General Obligation                                    37%
General Purpose                                       30
Health Care                                           19
Retail Electric/Gas/Telephone                          4
Transportation                                         4
Higher Education                                       3
Water and Sewer                                        3
                                                 --------
Total                                                100%
                                                 ========

-------------------------------------------------------------------------------
Estimated Annual Income Per Unit
-------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    50.98   $     50.98
  Less estimated expenses (4)     $     3.24   $      2.80
Estimated net interest income     $    47.74   $     48.18

-------------------------------------------------------------------------------
Expenses
-------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Organizational Costs per Unit (2) $     3.45   $      3.45
                                  ===========  ===========
Estimated Annual Expenses per Unit
  Trustee's fee (5)               $     0.93   $      0.53
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     1.55   $      1.51
                                  -----------  -----------
Total annual expenses per Unit    $     3.24   $      2.80
                                  ===========  ===========

-------------------------------------------------------------------------------
Estimated Distributions
-------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       3.18 on     $      15.25 on
                    February 25, 2009        May 25, 2009
Normal distribution (6)    $     3.97         $     24.09
Record dates              10th day of          May 10 and
                           each month         November 10
Distribution dates        25th day of          May 25 and
                           each month         November 25


-------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.

(2) During the initial offering period, part of the value of the Units represents an amount of cash deposited to pay all or a portion of the costs of organizing the Trust. The estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of six months after the Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these costs will not be deducted from the redemption proceeds.


(3) After the first settlement date (January 16, 2009), you will pay accrued interest from this date to your settlement date less interest distributions.


(4) This shows estimated expenses in the first year other than insurance expenses and organization costs. Organization costs are not deducted from interest income.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.

(6) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.




PORTFOLIO (as of the opening of business on the Date of Deposit)
--------------------------------------------------------------------------------------------------------------------
                                                                         Rating (3)
                                                                     ------------------                   Offering
Aggregate    Name of Issuer, Title, Interest Rate and                Standard            Redemption       Price To
Principal    Maturity Date of Bonds (1)(2)                           & Poor's   Moody's  Feature (4)      Trust (2)
-----------  ------------------------------------------------------ ---------- --------- ---------------- ----------
$   150,000   California, Municipal Improvement Corporation of Los
                Angeles Lease Revenue Bonds, Capital Equipment,
                Series A
                #4.75% Due 09/01/2026                                  AA-       A2       2018 @ 100      $   146,831
    100,000   California, Sierra Joint Community College District, School
                Facilities Improvement District No. 1 General Obligation
                Bonds, Tahoe-Truckee Campus Area, Series A
                (MBIA Insured)
                5.00% Due 08/01/2029                                   AA        A1       2014 @ 100           97,822
    115,000   California, State Public Works Board Lease Revenue Bonds,
                Various University of California Projects, Series F                       2014 @ 100
                5.00% Due 11/01/2029                                   AA-       Aa2      2028 @ 100 S.F.     112,184
    150,000   California, Long Beach Community College District General
                Obligation Bonds, Election of 2002, Series B
                (MBIA Insured)                                                            2015 @ 100
                5.00% Due 05/01/2030                                   AA        Aa3      2026 @ 100 S.F.     148,149
    300,000   California, State Public Works Board Lease Revenue Bonds,
                Department of General Services, Butterfield State Office
                Complex, Series A                                                         2015 @ 100
                5.25% Due 06/01/2030                                    A        A2       2026 @ 100 S.F.     280,278
    325,000   California, Kaweah Delta Health Care Distirct General
                Obligation Bonds, Election of 2003 (MBIA Insured)                         2014 @ 100
                5.50% Due 08/01/2030                                   NR        A2       2029 @ 100 S.F.     331,133
    150,000   California, State Various Purpose General Obligation Bonds
                5.50% Due 08/01/2030                                   A+        A1       2018 @ 100          152,823
    150,000   California, Galt Joint Union High School District General
                Obligation Bonds, Election of 2005, Series B
                (MBIA Insured)
                5.00% Due 08/01/2031                                   AA        NR       2014 @ 100          145,546
    300,000   California, Statewide Communities Development Authority,
                Kaiser Permanente Variable Rate Revenue Bonds,
                Series C
                5.25% Due 08/01/2031                                   A+        NR       2016 @ 100          258,033
    100,000   California, San Luis Obispo County Financing Authority
                Revenue Bonds, Nacimiento Water Project, Series A
                (Berkshire Hathaway Assurance Insured)                                    2017 @ 100
                5.00% Due 09/01/2032                                   AAA       Aaa      2028 @ 100 S.F.     100,145
    150,000   California, San Mateo County Joint Powers Financing
                Authority Lease Revenue Bonds, Youth Services
                Campus, Series A                                                          2018 @ 100
                #5.00% Due 07/15/2033                                  AA+       Aa3      2029 @ 100 S.F.     140,449
    150,000   California, Santa Clara County Financing Authority Multiple
                Facilities Refunding Lease Revenue Bonds, Series L                        2018 @ 100
                5.25% Due 05/15/2036                                   AA        Aa3      2029 @ 100 S.F.     147,843
    150,000   California, Arcadia Unified School District General Obligation
                Bonds, Election of 2006, Series A (FSA Insured)                           2017 @ 100
                5.00% Due 08/01/2037                                   AAA       Aa3      2034 @ 100 S.F.     147,701
    150,000   California, Desert Community College District General
                Obligation Bonds, Election of 2004, Series C
                (FSA Insured)                                                             2017 @ 100
                5.00% Due 08/01/2037                                   AAA       Aa3      2033 @ 100 S.F.     146,608


PORTFOLIO (as of the opening of business on the Date of Deposit) (continued)
--------------------------------------------------------------------------------------------------------------------
                                                                         Rating (3)
                                                                     ------------------                   Offering
Aggregate    Name of Issuer, Title, Interest Rate and                Standard            Redemption       Price To
Principal    Maturity Date of Bonds (1)(2)                           & Poor's   Moody's  Feature (4)      Trust (2)
-----------  ------------------------------------------------------ ---------- --------- ---------------- ----------
$   150,000   California, Sacramento Area Flood Control Agency,
                Consolidated Capital Assessment District Bonds,
                Series A (MBIA Insured)                                                   2017 @ 100
                5.00% Due 10/01/2037                                   AA        A1       2033 @ 100 S.F. $   140,273
    150,000   California, Pasadena Refunding Certificates of Participation,
                Series C                                                                  2018 @ 100
                #4.75% Due 02/01/2038                                  AA+       NR       2035 @ 100 S.F.     137,853
    275,000   California, Health Facilities Financing Authority Revenue
                Bonds, Providence Health & Services, Series C                             2018 @ 100
                #6.50% Due 10/01/2038                                  AA        Aa2      2034 @ 100 S.F.     292,086
    150,000   California, Chino Basin Regional Financing Authority Revenue
                Bonds, Inland Empire Utilities Agency, Series A (AMBAC
                Assurance Insured)                                                        2017 @ 100
                5.00% Due 11/01/2038                                   AA-       A1       2034 @ 100 S.F.     139,081
    100,000   California, Statewide Communities Development Authority
                Revenue Bonds, Sutter Health, Series B (AMBAC
                Assurance Insured)                                                        2017 @ 100
                5.00% Due 11/15/2038                                   AA-       Aa3      2034 @ 100 S.F.      84,231
    150,000   California, Bay Area Toll Authority, San Francisco Bay Area
                Toll Bridge Revenue Bonds, Series F-1                                     2018 @ 100
                #5.00% Due 04/01/2039                                  AA        Aa3      2035 @ 100 S.F.     146,049
    100,000   California, Antelope Valley Community College District
                General Obligation Bonds, Election of 2004, Series B
                (MBIA Insured)                                                            2017 @ 100
                5.25% Due 08/01/2039                                   AA        Aa3      2037 @ 100 S.F.     100,833
-----------                                                                                               -----------
$ 3,515,000                                                                                               $ 3,395,951
===========                                                                                               ===========


For an explanation of the footnotes used on this page, see "Notes to Portfolio".


Notes to Portfolio



(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from January 9, 2009 to January 13, 2009.


(2) The Offering Price to Trust of the bonds is based on the offering side valuation as of the opening of business on the Date of Deposit determined by the Evaluator on the basis set forth under "Public Offering - Unit Price" in Prospectus Part II. In accordance with Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", the Trust's investments are classified as Level 2, which refers to security prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted market prices for similar securities, interest rates, prepayment speeds and credit risk. Other information regarding the bonds is as follows:


                     Cost to                     Profit (Loss)
                     Sponsor                      to Sponsor
                 ---------------                ---------------
                $    3,329,114                 $     66,837


    The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss as of the evaluation time of the bonds is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

    "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part
    II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.


   California Risk Factors. Because the Trust invests substantially all of its total assets in California municipal securities, the Trust is more susceptible to political, economic, regulatory or other factors affecting issuers of California municipal securities than a Trust which does not limit its investments to such issuers. These risks include possible legislative, state constitutional or regulatory amendments that may affect the ability of state and local governments or regional governmental authorities to raise money to pay principal and interest on their municipal securities. Economic, fiscal and budgetary conditions throughout the state may also influence the Trust's performance. The 2008 Budget Act, released on September 25, 2008, estimates that California will have a General Fund balance of $1.7 billion as of June 30, 2009. As of November 2008, a General Fund Deficit of $8.4 billion has been projected for the 2008-09 fiscal year absent corrective actions by the State. The Sponsor is unable to predict what impact these issues may have on the value of your Units or the obligations included in the Trust.

   California state and local government obligations may be adversely affected by political and economic conditions and developments within the State of California and the nation as a whole. As of December 2008, the dramatic downturn in the economy, particularly the housing, credit and financial markets, continues to dominate the economic news of both California and the nation. Because California had a disproportionate share of jobs and related economic activities associated with these hard-hit markets, it has been particularly affected by their dislocations and economic losses. Reduced home prices and increased mortgage rates have led to record mortgage delinquencies and home foreclosures in this State, and home prices are predicted to decrease even further before the housing markets stabilize. Fiscal and policy analysts in California project that the negative economic outlook for the State will continue through 2009 before beginning a modest recovery in 2010.


   Although revenue obligations of the State of California or its political subdivisions may be payable from a specific project or source, there can be no assurance that future economic difficulties and the resulting impact on State and local government finances will not adversely affect the market value of the portfolio of the Trust or the ability of the respective obligors to make timely payments of principal and interest on such obligations.

   The value of California municipal instruments may also be affected by general conditions in the money markets or the municipal bond markets, the levels of federal income tax rates, the supply of tax-exempt bonds, the credit quality and rating of the issues and perceptions with respect to the level of interest rates.

   There can be no assurance that there will not be a decline in economic conditions or that particular California municipal securities in the portfolio of the Trust will not be adversely affected by any such changes.


   As of January 2009, all outstanding general obligation bonds of the State are rated "A+" by Standard and Poor's, "A+" by Fitch and "A1" by Moody's.


   Further information concerning California risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

   California Tax Status. Unitholders of the Trust that are individuals may exclude from income for purposes of the California Personal Income Tax dividends received from the Trust that are properly designated as California exempt-interest dividends by the Trust in a written notice mailed to the Unitholders. The portion of the Trust's dividends designated as California exempt-interest dividends may not exceed the amount of interest the Trust receives during its taxable year on obligations the interest on which, if held by an individual, is exempt from taxation by the State of California, reduced by certain non-deductible expenses. The Trust may designate California exempt-interest dividends only if the Trust qualifies as a regulated investment company under the Internal Revenue Code of 1986, and, if at the close of each quarter of its taxable year, at least 50 percent of the value of the total assets consists of obligations the interest on which, when held by an individual, is exempt from taxation by the State of California. Distributions from the Trust, other than California exempt-interest dividends, will generally be subject to the California Personal Income Tax. Please note that California exempt-interest dividends received by a Unitholder subject to the California Corporation Tax Law may be includible in its gross income for purposes of determining its California franchise tax.

   Interest on indebtedness incurred or continued to purchase or carry Units of the Trust, if the Trust distributes California exempt-interest dividends during a year, is not deductible for purposes of the California Personal Income Tax.

   Prospective purchasers of Units in the Trust should consult their own tax advisors regarding any pending or proposed state law tax legislation. Paul, Hastings, Janofsky and Walker LLP expresses no opinion regarding any pending, proposed or future state tax legislation.

   Neither the Sponsor nor its counsel have independently examined the bonds or the opinions of bond counsel rendered in connection with the issuance of the Bonds. Ownership of Units in the Trust may result in other California tax consequences to certain taxpayers, and prospective investors should consult their tax advisors.


   Insurance on the Bonds. On December 14, 2007, Moody's Investors Service, Inc. ("Moody's") placed the Aaa ratings of Financial Guaranty Insurance Company ("FGIC") and XL Capital Assurance Inc. ("XLCA") on review for a possible downgrade. The Aaa ratings of MBIA Insurance Corporation ("MBIA") and CIFG Guaranty ("CIFG") were affirmed, but Moody's changed the rating outlooks on these insurers from stable to negative. The Aaa ratings of Ambac Assurance Corporation ("Ambac"), Assured Guaranty Corp. ("Assured Guaranty") and Financial Security Assurance Inc. ("FSA") were affirmed with a stable outlook. On January 16, 2009, Moody's placed the Aaa insurance financial strength rating of AMBAC on watch for possible downgrade. On January 17, 2008, Moody's placed the Aaa insurance financial strength rating of MBIA on watch for possible downgrade. On February 7, 2008, Moody's downgraded the insurance financial strength rating of XLCA from Aaa to A3. On February 14, 2008, Moody's downgraded the insurance financial strength rating of FGIC from Aaa to A3. On March 6, 2008, Moody's downgraded the insurance financial strength rating of CIFG from Aaa to A1. On March 12, 2008, Moody's affirmed the Aaa insurance financial strength rating of Ambac. On March 14, 2008, Moody's affirmed the Aaa insurance financial strength rating of Assured Guaranty, with a stable outlook. On March 31, 2008, Moody's downgraded the insurance financial strength of FGIC from A3 to Baa3. On April 25, 2008, Moody's assigned an initial rating of Aaa to Berkshire Hathaway Assurance Corp's insurance financial strength, with a stable outlook. On June 4, 2008, Moody's placed the Aaa ratings of Ambac and MBIA on review for a possible downgrade. On June 19, 2008, Moody's downgraded the insurance financial strength ratings of Ambac and MBIA, downgrading Ambac's rating from Aaa to Aa3 and MBIA's rating from Aaa to A2. On June 20, 2008, Moody's downgraded the insurance financial strength ratings of FGIC and XLCA, downgrading FGIC's rating from Baa3 to B1 and XLCA's rating from A3 to B2. On July 21, 2008, Moody's placed the Aaa insurance financial strength ratings of Assured Guaranty and its affiliates on review for possible downgrade. Also on July 21, 2008, Moody's placed the Aaa insurance financial strength ratings of FSA and its affiliated insurance operating companies on review for possible downgrade. On July 29, 2008, Moody's placed its B2 insurance financial strength rating of XLCA under review with direction uncertain. On September 18, 2008, Moody's placed the Aa3 insurance financial strength rating of Ambac and the A2 insurance financial strength rating of MBIA on review for possible downgrade, following upward revisions to cumulative loss projections related to subprime mortgage securities exposure. On October 10, 2008, Moody's placed the A2 insurance financial strength rating of Radian Guaranty, as well as the ratings of its operational affiliates, on review for possible downgrade. On October 24, 2008, Moody's placed the B1 insurance financial strength rating of FGIC under review for possible downgrade. Also on October 24, 2008, Moody's downgraded the insurance financial strength rating of Syncora Guarantee Inc. ("Syncora", formerly XLCA) from B2 to Caa1, with the ratings placed on review with direction uncertain. On October 28, 2008, Moody's downgraded the insurance financial strength rating of CIFG from Ba2 to B3, with direction uncertain. On November 5, 2008, Moody's downgraded the insurance financial strength rating of Ambac from Aa3 to Baa1, with a developing outlook. On November 7, 2008, Moody's downgraded the insurance financial strength rating of MBIA from A2 to Baa1, with a developing outlook. On November 21, 2008, Moody's downgraded the insurance financial strength rating of Assured Guaranty from Aaa to Aa2, with a stable outlook. Also on November 21, 2008, Moody's downgraded the insurance financial strength rating of FSA from Aaa to Aa3, with a developing outlook. On December 19, 2008, Moody's downgraded the insurance financial strength rating of FGIC from B1 to Caa1, with a negative outlook.

   On December 19, 2007, Standard & Poor's ("S&P") placed the AAA rating of FGIC on CreditWatch with negative implications. The AAA ratings of Ambac, MBIA and XLCA were affirmed, but assigned a negative outlook. S&P affirmed the AAA rating and negative outlook of CIFG and affirmed the AAA rating and stable outlook of FSA and Assured Guaranty. On January 31, 2008, S&P downgraded the insurance financial strength rating of FGIC from AAA to AA. S&P also placed the AAA ratings of MBIA and XLCA on CreditWatch with negative implications. On February 25, 2008, S&P downgraded the insurance financial strength rating of FGIC from AA to A. FGIC remains on Credit Watch with developing implications. S&P also downgraded the insurance financial strength rating of XLCA from AAA to A-. XLCA remains on CreditWatch with negative implications. The AAA insurance financial strength rating of MBIA was affirmed and MBIA was removed from CreditWatch. The AAA insurance financial strength rating of Ambac was affirmed, however Ambac remains on CreditWatch with negative implications. On March 12, 2008, S&P downgraded the insurance financial strength rating of CIFG from AAA to A+ and removed Ambac from CreditWatch and affirmed Ambac's AAA financial strength rating. On April 11, 2008, S&P assigned an initial rating of AAA to Berkshire Hathaway Assurance Corp's insurance financial strength, with a stable outlook. On June 5, 2008, S&P downgraded the insurance financial strength ratings of Ambac and MBIA from AAA to AA and placed the ratings on CreditWatch with negative implications. On June 18, 2008, S&P affirmed the AAA insurance financial strength rating of Assured Guaranty, with a stable outlook. On July 29, 2008, S&P stated that its BBB- financial strength rating of XLCA remains on CreditWatch with negative implications. On August 6, 2008, S&P revised its outlook on FSA to negative from stable, and affirmed its AAA ratings. On August 14, 2008, S&P affirmed the AA insurance financial strength ratings of Ambac and MBIA, both with a negative outlook, and removed both from CreditWatch Negative. On August 29, 2008, the BB insurance financial strength rating of FGIC was affirmed by S&P, however FGIC remains on CreditWatch with negative implications. On October 8, 2008, S&P placed the AAA ratings of FSA on CreditWatch with negative implications. On November 18, 2008, S&P lowered its insurance financial strength rating of Syncora to B from BBB-, maintaining its rating on CreditWatch with the implications revised from negative to developing. On November 19, 2008, S&P lowered its insurance financial strength rating of Ambac to A from AA, with a negative outlook. On November 24, 2008, S&P lowered its insurance financial strength rating of FGIC to CCC from BB, with a negative outlook, while also removing its rating from CreditWatch.

   On November 14, 2008, Assured Guaranty Ltd. ("Assured"), the parent company of Assured Guaranty, announced that it has reached a definitive agreement to purchase Financial Security Assurance Holdings Ltd. ("FSAH"), the parent of financial guaranty insurance company, FSA. The transaction is subject to approval by Assured's shareholders, as well as the customary regulatory approvals, and is expected to close in the first quarter 2009.


   To the extent a bond issuer does not independently maintain a AAA/Aaa rating, any downgrade in the rating of an insurer of the bonds in the Trust will result in a downgrade in the rating of the issuer of the related bond and therefore may have a material adverse effect on the value of the bonds in the Trust and the value of your Units.

   Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor, the sole and exclusive principal underwriter. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.



  Name                                        Address                                                     Units
  -----------------                           -----------------                                      -----------------
  SWS Securities Inc.                         1201 Elm Street, Suite 4300, Dallas, Texas 75270                   3,132
  Oppenheimer & Co.                           300 Madison Avenue, 5th Floor, New York, New York 10017              370
  Morgan Stanley & Company, Inc.              1585 Broadway, New York, New York 10036                              100
                                                                                                     -----------------
                                                                                                                 3,602
                                                                                                     =================




             Report of Independent Registered Public Accounting Firm

   To the Unitholders of California Investors' Quality Tax-Exempt Trust, Series 28 (included in Van Kampen Unit Trusts, Municipal Series 745):

   We have audited the accompanying statement of condition including the related portfolio of California Investors' Quality Tax-Exempt Trust, Series 28 (included in Van Kampen Unit Trusts, Municipal Series 745) as of January 13, 2009. The statement of condition is the responsibility of the Sponsor. Our responsibility is to express an opinion on such statement of condition based on our audit.

   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of January 13, 2009. We believe that our audit of the statement of condition provides a reasonable basis for our opinion.

   In our opinion, the statement of condition referred to above presents fairly, in all material respects, the financial position of California Investors' Quality Tax-Exempt Trust, Series 28 (included in Van Kampen Unit Trusts, Municipal Series 745) as of January 13, 2009, in conformity with accounting principles generally accepted in the United States of America.

   New York, New York                                       GRANT THORNTON LLP
   January 13, 2009



                             Statement of Condition
                As of the opening of business on January 13, 2009

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                         $    3,395,951
   Accrued interest to the first settlement date (1)(2)               59,404
   Cash (3)                                                           12,427
                                                              --------------
           Total                                              $    3,467,782
                                                              --------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
           Accrued interest payable to Sponsor (1)(2)         $       59,404
           Organization costs (3)                                     12,427
   Interest of Unitholders--
           Cost to investors                                       3,583,354
           Less: Gross underwriting commission                       174,976
           Less: Organization costs (3)                               12,427
                                                              --------------
           Net interest to Unitholders (1)(2)                      3,395,951
                                                              --------------
           Total                                              $    3,467,782
                                                              --------------
   Units outstanding                                                   3,602
                                                              --------------
   Net asset value per Unit                                   $       942.80
                                                              --------------


--------------------------------------------------------------------------------

(1) The value of the bonds is determined by Standard & Poor's Securities Evaluations, Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.

(3) A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth under "Summary of Essential Financial Information--Expenses". A distribution will be made as of the earlier of six months after the Date of Deposit or the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the net assets of the Trust.





  , Contents of Prospectus Part I
    Investment Objective............................2
    Principal Investment Strategy...................2
    Principal Risks.................................2
    Summary of Essential Financial Information......3
    Portfolio.......................................4
    Notes to Portfolio..............................6
    California Risk Factors.........................6
    California Tax Status...........................7
    Insurance on the Bonds..........................7
    Underwriting....................................9
    Report of Independent Registered
      Public Accounting Firm.......................10
    Statement of Condition.........................10


  , Daily Prices
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1)  Visit our Unit Trusts Daily Prices Page
         http://www.vankampen.com

  , Account Questions
    (1) Contact the Trustee
        (800) 221-7668

  , Learn More About Unit Trusts
    (1) Contact your financial advisor
    (1) Visit our Unit Trust Internet Page
         http://www.vankampen.com

  , Additional Information
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668


                                                                       Q-CAPRO28

                                Prospectus Part I

                                January 13, 2009

                             Van Kampen Unit Trusts,
                              Municipal Series 745

                              California Quality 28



                              Van Kampen Funds Inc.



Van Kampen
Investments




                               Prospectus Part II

                                  January 2009



                             Van Kampen Unit Trusts
                                Municipal Series



                   A convenient way to invest in a diversified
                    portfolio of tax-exempt municipal bonds.







                       This prospectus contains two parts.

 No one may use this Prospectus Part II unless accompanied by Prospectus Part I.

       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------

  The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.





Van Kampen
Investments





THE TRUSTS
--------------------------------------------------------------------------------

     General. Your Trust is one of several unit investment trusts created under the name Van Kampen Unit Trusts, Municipal Series. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of Prospectus Part I (the "Date of Deposit") among Van Kampen Funds Inc., as Sponsor, Van Kampen Asset Management, as Supervisor, Standard & Poor's Securities Evaluations, Inc., as Evaluator, and The Bank of New York Mellon, as Trustee.

     The Trusts are separate portfolios of interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax purposes under existing law. All issuers of bonds in a "State Trust" are located in the state for which the Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to the bond issuers, the interest earned on the bonds is exempt to the extent indicated in Prospectus
Part I from state and local taxes. Further, in the opinion of bond counsel to the respective issuers, the interest income of each bond in a U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. With the exception of Kansas, Missouri, New York and Pennsylvania Trusts, Units of a State Trust may be purchased only by residents of the state for which the Trust is named. Units of a Kansas Trust may be purchased by residents of Kansas and Missouri. Units of a Missouri Trust may be purchased by residents of Missouri and Kansas. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and New Jersey. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New Jersey, New York, Ohio and West Virginia. Trusts that hold only insured bonds or bonds that are insured under a portfolio insurance policy are referred to herein as "Insured Trusts". "Long-Term Trust" refers to IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trusts. "Intermediate-Term Trust" refers to Strategic Municipal Trust Intermediate Series, State Intermediate Trusts and State Intermediate Laddered Maturity Trusts. Trusts that are named for a particular state are referred to herein as "State Trusts". "State Intermediate Trust" refers to a State Trust which is designated as an "intermediate series" in the name of such Trust. "State Intermediate Laddered Maturity Trust" refers to a State Trust which is designated as an "intermediate laddered maturity series" in the name of such Trust. State Trusts, other than State Intermediate Laddered Maturity Trusts or State Intermediate Trusts, are referred to herein as "Long-Term State Trusts".

     On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of bonds indicated in the "Summary of Essential Financial Information" in Prospectus Part I. The bonds in a Trust initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the bonds in a Trust, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information" in Prospectus Part I.

     The portfolio of any IM-IT, Investment Grade Municipal, IM-IT Discount, U.S. Territorial IM-IT, Long-Term State or National Quality Trust generally consists of bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for bonds in any IM-IT Laddered Series, IM-IT Limited Maturity Trust, Quality Municipals Income Trust (QM-IT) Limited Maturity Series, IM-IT Intermediate Trust, Strategic Municipal Trust Intermediate Series, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 10 to 30 years, 12 to 15 years, 12 to 15 years, 5 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The portfolio of any IM-IT Laddered Series is generally structured so that approximately 20% of the bonds will mature every five years, beginning in approximately the tenth year of the Trust, entitling each Unitholder to return of principal. The portfolio of any State Intermediate Laddered Maturity Trust is generally structured so that approximately 20% of the bonds will mature each year, beginning in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise during the periods of the scheduled maturities. However, the flexibility provided by the return of principal may also eliminate a Unitholder's ability to reinvest at a rate as high as the yield on the bonds which matured.

     Each Unit initially offered represents a fractional undivided interest in the principal and net income of a Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

     Objectives and Bond Selection. The Trusts seek to provide federal tax-exempt income and, in the case of most State Trusts, Federal and state tax-exempt income taxation and to preserve capital. The Trusts invest in portfolios of municipal bonds issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for federal and, for State Trusts, state personal income tax purposes under existing law. An IM-IT Laddered Series has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of interest-bearing obligations with maturities ranging from approximately 10 to 30 years in which roughly 20% of the bonds mature every five years beginning in approximately the tenth year of the Trust. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the bonds mature each year beginning in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their objectives. A Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income bonds with greater diversification than they might be able to acquire individually. Insurance guaranteeing the timely payment, when due, of all principal and interest on the bonds in each Insured Trust has been obtained from a municipal bond insurance company. For information relating to insurance on the bonds, see "Insurance on the Bonds in the Insured Trusts". In addition, these bonds are often not available in small amounts.

     In selecting bonds for the Trusts, the Sponsor considered the following factors, among others: (a) with respect to Insured Trusts, the bonds must be insured with a Standard & Poor's rating of AAA or a Moody's Investors Service, Inc. ("Moody's") rating of Aaa or if not rated are insured by a bond insurer with a AAA rating by Standard & Poor's or a Aaa rating by Moody's, with respect to all Quality Trusts, the bonds must have a Standard & Poor's rating of at least "A-", a Moody's rating of at least "A3" or, if not rated, credit characteristics sufficiently similar to those of comparable bonds that were so rated as to be acceptable for acquisition by a Trust in the opinion of the Sponsor, and with respect to all other Trusts, either the Standard & Poor's rating of the bonds was not less than "BBB-", or the Moody's rating of the bonds was not less than "Baa3", including provisional or conditional ratings, respectively, (or, if not rated, the bonds had credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt bonds that were so rated as to be acceptable for acquisition by a Trust in the opinion of the Sponsor), (b) the prices of the bonds relative to other bonds of comparable quality and maturity, (c) the current income provided by the bonds, (d) the diversification of bonds as to purpose of issue and location of issuer and (e) the probability of early return of principal or high legal or event risk. After the Date of Deposit, a bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a bond from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the bond (see "Trust Administration--Portfolio Administration"). In particular, the ratings of the bonds in an Investment Grade Municipal Trust could fall below "investment grade" (i.e., below "BBB-" or "Baa3") during the Trust's life and the Trust could continue to hold the bonds. See "The Trusts--Risk Factors".

     The Bonds. Your Trust invests in municipal bonds. States, municipalities and public authorities issue these bonds to raise money for a variety of purposes. In selecting bonds, the Sponsor seeks to diversify your portfolio by bond purpose. This section briefly describes different bond types to help you better understand your investment. The types of bonds in your portfolio are listed in Prospectus Part I. These bonds are also described in greater detail in the Information Supplement.

     General obligation bonds are backed by the general taxing power of the issuer. The issuer secures these bonds by pledging its faith, credit and unlimited taxing power for the payment of principal and interest.

     Revenue bonds are payable only from the revenue of a specific project or authority. They are not supported by the issuer's general power to levy taxes. The risk of default in payment of interest or principal increases if the income of the related project falters because that income is the only source of payment. All of the following bonds are revenue bonds.

     Airport bonds are obligations of issuers that own and operate airports. The ability of the issuer to make payments on these bonds primarily depends on the ability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, some airlines may have difficulty meeting these obligations.

     Bond banks are vehicles that pool various municipal obligations into larger offerings. This reduces the cost of borrowing for the municipalities. The types of financing projects that these obligations support vary.

     Certificates of participation are generally a type of municipal lease obligation. Lease payments of a governmental entity secure payments on these bonds. These payments depend on the governmental entity budgeting appropriations for the lease payments. A governmental body cannot obligate future governments to appropriate for or make lease payments, but governments typically promise to take action necessary to include lease payments in their budgets. If a government fails to budget for or make lease payments, sufficient funds may not exist to pay interest or principal on these bonds.

     Health care bonds are obligations of issuers that derive revenue from hospitals and hospital systems. The ability of these issuers to make payments on bonds depends on factors such as facility occupancy levels, demand for services, competition resulting from hospital mergers and affiliations, the need to reduce costs, government regulation, costs of malpractice insurance and claims, and government financial assistance (such as Medicare and Medicaid).

     Higher education bonds are obligations of issuers that operate universities and colleges. These issuers derive revenues from tuition, dormitories, grants and endowments. These issuers face problems related to declines in the number of college-age individuals, possible inability to raise tuitions and fees, uncertainty of continued federal grants, state funding or donations, and government legislation or regulation.

     Industrial revenue bonds finance the cost of acquiring, building or improving industrial projects. Private corporations usually operate these projects. The ability of the issuer to make payments on these bonds depends on factors such as the creditworthiness of the corporation operating the project, revenues generated by the project, expenses of the project and environmental or other regulatory restrictions.

     Multi-family housing bonds are obligations of issuers that derive revenues from mortgage loans on multiple family residences, retirement housing or housing projects for low to moderate-income families. These bonds are generally pre-payable at any time. It is likely that their life will be less than their stated maturity. The ability of these issuers to make payments on bonds depends on such factors as rental income, occupancy levels, operating expenses, mortgage default rates, taxes, government regulations and appropriation of subsidies.

     Other care bonds include obligations of issuers that derive revenue from mental health facilities, nursing homes and intermediate care facilities. These bonds are similar to health care bonds and the issuers face the same general risks.

     Public building bonds finance the cost of acquiring, leasing, building or improving public buildings such as offices, recreation facilities, convention centers, police stations, correctional institutions and parking garages. The ability of the issuers to make payments on these bonds depends on factors such as the government budgeting sufficient funds to make lease or mortgage payments on the facility, user fees or rents, costs of maintenance and decreases in use of the facility.

     Public education bonds are obligations of issuers that operate primary and secondary schools. The ability of these issuers to make payments on these bonds depends primarily on ad valorem taxes. These issuers may also face problems related to litigation contesting state constitutionality of public education financing.

     Retail electric/gas/telephone bonds are obligations of issuers that derive revenues from the retail sale of utilities to customers. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for these utilities, competition, government regulation and rate approvals, overhead expenses and the cost of fuels.

     Single family housing bonds are obligations of issuers that derive revenues from mortgage loans on single family residences. Single family residences generally include one to four-family dwellings. These bonds are similar to multi-family housing bonds and the issuers face the same general risks.

     Tax district bonds are obligations secured by a pledge of taxing power by a municipality, such as tax increment financing or tax allocation bonds. These bonds are similar to general obligation bonds. Unlike general obligation bonds, however, the municipality does not pledge its unlimited taxing power to pay these bonds. Instead, the municipality pledges revenues from a specific tax to pay these bonds. If the tax cannot support payment of interest and principal, a municipality may need to raise the related tax to pay these bonds. An inability to raise the tax could have an adverse affect on these bonds.

     Transportation bonds are obligations of issuers that own and operate public transit systems, ports, highways, turnpikes, bridges and other transportation systems. The ability of these issuers to make payments on these bonds depends on variations in use, the degree of government subsidization, competition from other forms of transportation and increased costs. Port authorities derive revenues primarily from fees imposed on ships using the port facilities. These fees can fluctuate depending on the local economy and competition from air, rail and truck transportation. Increased fuel costs, alternative transportation modes and competition from toll-free bridges and roads will impact revenues of issuers that operate bridges, roads or tunnels.

     Waste disposal bonds are obligations of issuers that derive revenues from resource recovery facilities. These facilities process solid waste, generate steam and convert steam to electricity. These issuers face problems such as costs and delays due to environmental concerns, effects of conservation and recycling, destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, operating supplies or facilities, and other unavoidable changes that adversely affect operation of a project.

     Water and sewer bonds are obligations of issuers that derive revenues from user fees from the sale of water and sewerage services. These issuers face problems such as the ability to obtain rate increases, population declines, difficulties in obtaining new fresh water supplies and "no-growth" zoning ordinances. These issuers also face many of the same problems of waste disposal issuers.

     Wholesale electric bonds are obligations of issuers that derive revenues from selling electricity to other utilities. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for electric utilities, competition, overhead expenses and government regulation and rate approvals.

     More About the Bonds. In addition to describing the purpose of the bonds, other information about the bonds is also listed in the "Portfolio" in Prospectus Part I. This information relates to other characteristics of the bonds. This section briefly describes some of these characteristics.

     Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor own this type of bond, the investor has the right to receive a final payment of the bond's par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to your Trust "when, as and if" the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to your Trust until the Sponsor delivers the bond to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after the expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to your Trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase Units even though your Trust has not yet received them.

     Risk Factors. All investments involve risk. This section describes the main risks that can impact the value of bonds in your Trust. You should understand these risks before you invest. If the value of the bonds falls, the value of your Units will also fall. You can lose money by investing in a Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement contains a more detailed discussion of risks related to your investment.

     Market risk is the risk that the value of the bonds in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond's issuer or insurer, perceptions of the issuer or insurer, or ratings on a bond. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. Your Trust will not sell a bond solely because the market value falls as is possible in a managed fund.

     Interest rate risk is the risk that the value of bonds will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes.

     Credit risk is the risk that a bond's issuer or insurer is unable to meet its obligation to pay principal or interest on the bond.

     Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, your Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price your Trust paid for the bond and could be below the bond's par value. This means that you could receive less than the amount you paid for your Units. If enough bonds in your Trust are called, your Trust could terminate early. The first date that the issuer can call each bond is listed in the portfolio in Prospectus Part I along with the price the issuer would have to pay.

     Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

     Bond concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of bond. When a certain type of bond makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that bond type. The different bond types are described under "The Bonds".

     Reduced diversification risk is the risk that your Trust will become smaller and less diversified as bonds are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

     Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

     Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. For example, future legislation could reduce tax rates, impose a flat tax, exempt all investment income from tax or change the tax status of the bonds. Litigation could challenge an issuer's authority to issue or make payments on bonds.

     No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED CURRENT AND LONG-TERM RETURNS
--------------------------------------------------------------------------------

     The Estimated Current Returns and the Estimated Long-Term Returns as of the Date of Deposit are set forth on the cover of the Prospectus Part I. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trust and with the principal prepayment, redemption, maturity, exchange or sale of bonds. The Public Offering Price will vary with changes in the price of the bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

     In order to acquire certain bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds. Also, since interest on any "when, as and if issued" bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee and pay Trust expenses in order to maintain or approach the same estimated net annual interest income during the first year of the Trust's operations as described under "Summary of Essential Financial Information" in Prospectus Part I.

PUBLIC OFFERING
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     General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the bonds, the sales charge described below, cash, if any, in the Principal Account (including cash to pay organization costs) and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The actual sales charge that may be paid by an investor may differ slightly from the sales charges to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased. The minimum purchase in the primary and secondary market is one Unit. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.


     The initial offering period sales charges are as follows:

                                                                       Initial Offering Period Sales Charge
                                                                                   as Percent of
                                                                      ---------------------------------------
                                                                         Public Offering    Offering Price
    Trust                                                                     Price            of Bonds
   ----------------------------------------------------------------------------------------------------------
    IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State,
       National Quality and IM-IT Discount Trusts                                4.900%             5.152%
    IM-IT Intermediate, IM-IT Laddered Series, QM-IT Limited Maturity Series
       and IM-IT Limited Maturity Trusts                                         3.900              4.058
    Strategic Municipal Trust Intermediate Series, State Intermediate Trusts
       and State Intermediate Laddered Maturity Trusts                           3.000              3.093
    IM-IT Short Intermediate Trusts                                              2.000              2.041

     The secondary market sales charge is computed as described in the following table based upon the estimated long-term return life ("ELTR Life") of a Trust's portfolio:


          ELTR Life       Sales Charge           ELTR Life        Sales Charge           ELTR Life        Sales Charge
    ------------------   --------------     -------------------  --------------    -------------------  --------------
       1                     1.010%           8                      3.627%           15                    5.042%
       2                     1.523            9                      4.167            16                    5.152
       3                     2.041           10                      4.384            17                    5.263
       4                     2.302           11                      4.603            18                    5.374
       5                     2.564           12                      4.712            19                    5.485
       6                     2.828           13                      4.822            20                    5.597
       7                     3.093           14                      4.932      21 to 30                    5.708

     The ELTR Life represents the estimated life of the bonds in a Trusts' portfolio as determined for purposes of calculating Estimated Long-Term Return. See "Estimated Current and Long-Term Returns". The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the bonds.

     Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your broker-dealer of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge.

     Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase the amount of Units shown in the table below during the initial offering period, your sales charge will be as follows:


                                                                          Sales Charge Reduction Per Unit
                                                             ---------------------------------------------------------
                                                              IM-IT, Investment
                                                              Grade Municipal,
                                                           U.S. Territorial IM-IT,
                                                               Long-Term State
                                                              National Quality
                                                                  and IM-IT            IM-IT Short
Aggregate Number of Units Purchased                            Discount Trusts     Intermediate Trust     Other Trusts
---------------------------------------------------------   --------------------  --------------------   -------------
100-249 Units                                                    $     4.00            $    2.00           $    4.00
250-499 Units                                                    $     6.00            $    3.00           $    6.00
500-999 Units                                                    $    14.00            $    4.00           $    9.00
1,000 or more Units                                              $    19.00            $    6.00           $   11.00

     Except as described below, these quantity discount levels apply only to purchases of a single Trust made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a dollar basis using a $1,000 Unit equivalent. For example, if you purchase between $250,000 and $499,999, your sales charge discount per Unit for an IM-IT will be $6.

     Aggregated Purchases--For purposes of achieving these levels you may combine purchases of Units of a Trust offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trust in the initial offering period (including other Trusts offered in this prospectus). In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

     Fee Accounts. A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the sales charge that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units may be purchased in the initial offering period at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts") if the Units are purchased for a Fee Account and the Trust is subject to a Wrap Fee (i.e. the Trust is "Wrap Fee Eligible"). The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Trust.

     Exchanges. During the initial offering period of a Trust, unitholders of any Van Kampen-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of a Trust offered in this prospectus at a reduced sales charge. The reduced sales charge will be equal to the lesser of $35 per Unit or 3.50% of the Public Offering Price per Unit for IM-IT, Investment Grade Municipal, IM-IT Discount, U.S. Territorial IM-IT, Long-Term State and National Quality Trusts and will be equal to the lesser of $25 or 2.50% of the Public Offering Price per Unit for IM-IT Limited Maturity, QM-IT Limited Maturity Series, IM-IT Laddered Series, Strategic Municipal Trust Intermediate Series, State Intermediate and State Intermediate Laddered Maturity Trusts. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of the Trust must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts. An exchange does not avoid a taxable event on the redemption or termination of an interest in a Trust.

     Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen Funds Inc. and its affiliates and, when permitted, Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

     Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in Prospectus
Part I in accordance with fluctuations in the prices of the bonds. The price of Units as of the opening of business on the Date of Deposit was determined by adding the applicable sales charge and organization costs to the aggregate offering price of the bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the bonds prepared by the Evaluator. During the initial offering period, the Evaluator will value the bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. The "Evaluation Time" is the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading, provided, however, on the Date of Deposit the "Evaluation Time" will be the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of bonds may be expected to average approximately 0.5%-1% more than the bid price.

     The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

     The aggregate price of the bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trusts; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the bonds will generally fluctuate with changes in market interest rates. Unless bonds are in default in payment of principal or interest or in significant risk of default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

     The Evaluator will consider in its evaluation of bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of default (the "Defaulted Bonds") the value of any insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of a Portfolio Insurer to meet its commitments under any insurance policy, including commitments to issue Permanent Insurance. No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this prospectus.

     A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     During the initial offering period, part of the Public Offering Price represents an amount of cash deposited to pay the costs incurred in establishing your Trust. These costs include the costs of preparing documents relating to the Trust (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when the Trust pays these costs.

     Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although each Trust accrues interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. Unitholders will receive the amount of accrued interest paid on their Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units.

     Unit Distribution. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states. During the initial offering period, the Sponsor and Underwriters will sell Units to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the concession or agency commission described in the following sections.

     Intermediate-Term Trusts. During the initial offering period, the Sponsor will sell Units of Intermediate-Term Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                                              Concession
                                                               or Agency
   Transaction Amount                                         Commission
----------------------------------------------------------------------------
   Less than 100 Units....................................        $20
   100 Units - 249 Units..................................         18
   250 Units - 499 Units..................................         17
   500 Units - 999 Units..................................         16
   1,000 Units or more....................................         13

     Non-Underwriter broker-dealers and other selling agents who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to the concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. The Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and the related Underwriter concession so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $17.50 per Unit for an Intermediate-Term Trust.

     Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

     IM-IT Laddered Series, QM-IT Limited Maturity Series and IM-IT Limited Maturity Trusts. During the initial offering period, the Sponsor will sell Units of IM-IT Laddered Series, QM-IT Limited Maturity Series, or IM-IT Limited Maturity Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                                                 Concession
                                                                  or Agency
   Transaction Amount                                            Commission
-------------------------------------------------------------------------------
   Less than 100 Units.......................................        $25.00
   100 Units - 249 Units.....................................         25.00
   250 Units - 499 Units.....................................         24.00
   500 Units - 999 Units.....................................         22.00
   1,000 Units or more.......................................         20.00

     Notwithstanding the preceding table, non-Underwriter broker-dealers and other selling agents that purchase 100 or more Units of a Trust from the Sponsor on the Date of Deposit ("Qualifying Broker-Dealers") will be allowed a concession or agency commission on such Units equal to the regular concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. In addition, Qualifying Broker-Dealers will be allowed a concession or agency commission equal to $27 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period, provided, however, that a Qualifying Broker-Dealer will be allowed a concession or agency commission equal to the concession or agency commission allowed to such firm on the Date of Deposit for subsequent purchases equal to the lesser of 1,000 Units of a Trust of the number of Units of a Trust purchased on the Date of Deposit.

     Non-Underwriter broker-dealers and other selling agents (other than Qualifying Broker-Dealers) who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to $27 per Unit. This net concession will be paid by allowing the regular gross concession at the time of purchase and the Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and $27 per Unit so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of an IM-IT Laddered Series, QM-IT Limited Maturity Series, or IM-IT Limited Maturity Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $17.50 per Unit for the Trust.

     Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

     Long-Term and IM-IT Discount Trusts. During the initial offering period, the Sponsor will sell Units of Long-Term and IM-IT Discount Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                                                  Concession
                                                                   or Agency
   Transaction Amount                                             Commission
-------------------------------------------------------------------------------
   Less than 100 Units........................................        $30
   100 Units - 249 Units......................................         33
   250 Units - 499 Units......................................         32
   500 Units - 999 Units......................................         25
   1,000 Units or more........................................         20

     Notwithstanding the preceding table, non-Underwriter broker-dealers and other selling agents that purchase 100 or more Units of a Long-Term Trust from the Sponsor on the Date of Deposit ("Qualifying Broker-Dealers") will be allowed a concession or agency commission on such Units equal to the regular concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. In addition, Qualifying Broker-Dealers will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases from the Sponsor throughout the remainder of the initial offering period, provided, however, that a Qualifying Broker-Dealer will be allowed a concession or agency commission equal to the concession or agency commission allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the Sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of a Trust purchased on the Date of Deposit.

     Non-Underwriter broker-dealers and other selling agents (other than Qualifying Broker-Dealers) who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to $35 per Unit. This net concession will be paid by allowing the regular gross concession at the time of purchase and the Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and $35 per Unit so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $25 per Unit for a Long-Term Trust.

     Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

     General. The breakpoint concessions or agency commissions above are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints above will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition to the concession or agency commission and rebates described in the sections above, all broker-dealers and other selling firms (including Underwriters) will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

                                                                    Additional
   Initial Offering Period Sales                                      Volume
   During Quarterly Period                                          Concession
--------------------------------------------------------------------------------
   $2 million but less than $5 million..........................       0.025%
   $5 million but less than $10 million.........................       0.050
   $10 million but less than $50 million........................       0.075
   $50 million or more..........................................       0.100

     "Quarterly Period" means the following periods: December - February; March
- May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to a transactional sales charge (as defined in applicable prospectuses), however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

     Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the Sponsor will sell Units to broker-dealers and selling agents at the Public Offering Price less a concession or agency commission of 80% of the applicable sales charge. Dealers other than the Sponsor may sell Units in the secondary market to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the secondary market concession allowed to the dealer. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

     Sponsor and Underwriter Compensation. The Sponsor will sell Units to Underwriters at the regular Public Offering Price per Unit less a gross concession described in the sections below. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting" in Prospectus Part I.

     Intermediate-Term Trusts. The Sponsor will sell Units of Intermediate-Term Trusts to Underwriters at the regular Public Offering Price per Unit less a concession of $22 per Unit underwritten.

     In connection with Underwriter sales of Units which are sold in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate applies only to Units sold out of the Underwriter's inventory and will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession. In addition, if a firm commits to act as an Underwriter for an Intermediate-Term Trust, the concessions or agency commissions allowed will equal the amounts shown above on all Units of such Trust distributed during the initial offering period and purchased directly from the Sponsor rather than the broker-dealer concessions described under "Unit Distribution."

     Each Underwriter who underwrites 1,000 or more Units in an Intermediate-Term Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites.

     IM-IT Laddered Series, QM-IT Limited Maturity Series and IM-IT Limited Maturity Trusts. The Sponsor will sell Units of IM-IT Laddered Series, QM-IT Limited Maturity Series or IM-IT Limited Maturity Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                                                                   Underwriter
   Units                                                           Concession
--------------------------------------------------------------------------------
   Less than 500 Units.........................................        $27
   500 Units - 999 Units.......................................         28
   1,000 Units - 1,999 Units...................................         29
   2,000 Units - 2,999 Units...................................         30
   3,000 Units or more.........................................         31

     In addition, Underwriters of a Long-Term Trust will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period rather than the broker-dealer concessions described under "Unit Distribution," provided, however, that an Underwriter will be allowed a concession equal to the Underwriter concession allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the Sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of a Trust purchased on the Date of Deposit.

     In connection with Underwriter sales of Units to non-Underwriter broker-dealers and other selling agents which Units in turn are sold to investors in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate is intended to reimburse Underwriters for discounts provided to such broker-dealers and agents, and on these transactions will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the total Underwriter concession.

     IM-IT Discount Trusts. The Sponsor will sell Units of IM-IT Discount Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                                                                  Underwriter
   Units                                                          Concession
--------------------------------------------------------------------------------
   Less than 500 Units........................................        $35
   500 Units - 999 Units......................................         36
   1,000 Units or more........................................         37

     In addition, Underwriters of a IM-IT Discount Trust will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period rather than the broker-dealer concessions described under "Unit Distribution," provided, however, that an Underwriter will be allowed a concession equal to the Underwriter concession allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the Sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of a Trust purchased on the Date of Deposit.

     In connection with Underwriter sales of Units to non-Underwriter broker-dealers and other selling agents which Units in turn are sold to investors in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate is intended to reimburse Underwriters for discounts provided to such broker-dealers and agents, and on these transactions will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession.

     Long-Term Trusts. The Sponsor will sell Units of Long-Term Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                                                                 Underwriter
   Units                                                         Concession
-------------------------------------------------------------------------------
   Less than 500 Units.......................................        $35
   500 Units - 999 Units.....................................         36
   1,000 Units - 1,999 Units.................................         37
   2,000 Units - 2,999 Units.................................         38
   3,000 Units or more.......................................         40

     In addition, Underwriters of a Long-Term Trust will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period rather than the broker-dealer concessions described under "Unit Distribution," provided, however, that an Underwriter will be allowed a concession equal to the Underwriter concession allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the Sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of a Trust purchased on the Date of Deposit.

     In connection with Underwriter sales of Units to non-Underwriter broker-dealers and other selling agents which Units in turn are sold to investors in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate is intended to reimburse Underwriters for discounts provided to such broker-dealers and agents, and on these transactions will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession.

     General. The breakpoints listed herein will also be applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the bonds by the Sponsor and the cost of the bonds to a Trust. See "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Sponsor and the Underwriters may also realize profits or losses with respect to bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the bonds were acquired, however, an affiliate of the Sponsor may act in such capacities from time to time. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share on a pro rata basis among senior Underwriters (those who underwrite at least 250 Units) 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the bonds to the Sponsor and the evaluation of the bonds on the Date of Deposit. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

     We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of Trusts and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of Trusts and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

     Market for Units. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

FEE ACCOUNTS
--------------------------------------------------------------------------------

     As described above, Units may be available for purchase by investors in Fee Accounts where the Trust is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Trust's Sponsor, Van Kampen Funds Inc. You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Trust.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

     Distributions of Interest and Principal. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly unless a Unitholder elects to receive semi-annual distributions. The amount and time of the first distribution is described in Prospectus Part I under "Summary of Essential Financial Information". In addition, a Trust that has elected to be structured as a "regulated investment company" for federal tax purposes may make additional required distributions at the end of each year. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders who purchase Units in the secondary market will receive distributions in accordance with the election of the prior owner. Unitholders may change their distribution plan by indicating the change on a card which may be obtained from the Trustee and return the card to the Trustee with their certificates and other documentation required by the Trustee. Certificates should be sent by registered or certified mail to avoid their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective on the first day after the next semi-annual record date and will remain effective until changed.

     Interest received by a Trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the Principal Account will be distributed on each semi-annual distribution date to Unitholders of record as of the preceding semi-annual record date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date.

     Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

     Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, such as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Redemption of Units cannot occur until certificates representing the Units or satisfactory indemnity have been received by the Trustee. No later than seven calendar days following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price. Redemption requests received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Trustee by the time designated by the Trustee, are priced based on the date of receipt. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

     Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding".

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the bonds based on the bid prices of the bonds, except for cases in which the value of insurance has been included, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges and (b) the accrued Trust expenses. During the initial offering period, the Redemption Price and secondary market repurchase price are not reduced by estimated organization costs. The Evaluator may determine the value of the bonds by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the bonds in an Insured Trust unless the bonds are in default in payment of principal or interest or in significant risk of default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.

     The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the bonds represented by the Units redeemed. The Trustee may sell bonds to cover redemptions. When bonds are sold, the size and diversity of the Trust will be reduced. Sales may be required at a time when bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The Trustee reserves the right to satisfy any redemption of 1,000 or more Units with an aggregate redemption price of $1,000,000 or more in an in kind distribution of bonds. An in kind distribution of bonds will be made by the Trustee through the distribution of each of the bonds in the Trust in bookentry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional portions of a bond will be distributed in cash. The Trustee may adjust the bonds included in a Unitholder's in kind distribution to facilitate the distribution of whole bonds. Special tax consequences will result if a Unitholder receives an in kind distribution.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

     Exchange Option. When you redeem Units of your Trust or when your Trust terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.

     Units. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation and surrender of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, or certificate transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guaranty program accepted by the Trustee. The Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Although no such charge is now made, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     Reports Provided. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of each Trust will be audited annually by independent registered public accounting firm and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the bonds, actual Trust distributions, Trust expenses, a list of the bonds and other Trust information. Unitholders will be furnished the evaluations of the bonds upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS
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     Insurance has been obtained guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in each Insured Trust. An insurance policy obtained by an Insured Trust, if any, is non-cancelable and will continue in force so long as the Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in the policy continue to be held by the Trust. Any portfolio insurance premium for an Insured Trust is paid by the Trust on a monthly basis. The premium for any Preinsured Bond insurance has been paid by the issuer, by a prior owner of the bonds or the Sponsor and any policy is non-cancelable and will continue in force so long as the bonds so insured are outstanding and the Preinsured Bond Insurer remains in business. The Portfolio Insurers and the Preinsured Bond Insurers are described in "Portfolio" and the notes thereto in Prospectus Part I. The Portfolio Insurers, if any, are set forth in Prospectus Part I in the "Notes to Portfolio". More detailed information regarding insurance on the bonds and the Preinsured Bond and Portfolio Insurers is included in the Information Supplement. See "Additional Information".

     The portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For this purpose, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer defaults in the payment of principal or interest, (b) an issuer enters into a bankruptcy proceeding or (c) the maturity of the bond is accelerated, the affected Portfolio Insurer has the option to pay the outstanding principal amount of the bond plus accrued interest to the date of payment and thereby retire the bond from the Trust prior to the bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. The Trustee, upon the sale of a bond covered under a portfolio insurance policy has the right to obtain permanent insurance with respect to the bond (i.e., insurance to maturity of the bond regardless of the identity of the holder) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and expenses from the proceeds of the sale of the bond. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon exercise the Trust would receive net proceeds in excess of the sale proceeds if the bonds were sold on an uninsured basis.

     Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of insurance. The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

TRUST ADMINISTRATION
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     Sponsor. Van Kampen Funds Inc. is the Sponsor of the Trusts. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $82 billion under management or supervision as of September 30, 2008. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,200 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that provides a wide range of investment banking securities, investment management and wealth management services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 522 Fifth Avenue, New York, New York 10036. As of September 30, 2008, the total stockholders' equity of Van Kampen Funds Inc. was $150,025,763 (unaudited).

     The Sponsor and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

     Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 221-7668. If you have any questions regarding your account or your Trust, please contact the Trustee at its principal unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

     Portfolio Administration. The Trusts are not managed funds and, except as provided in the Trust Agreement, bonds generally will not be sold or replaced. The Sponsor may, however, direct that bonds be sold in certain limited situations to protect the Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell bonds designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee will generally reject any offer by an issuer to issue bonds in exchange or substitution for the bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which bonds may be sold or replaced. See "Additional Information".

     If a Trust is structured as a "regulated investment company" for federal tax purposes, the Sponsor may direct the reinvestment of proceeds of the sale of bonds if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the bonds detrimental to the Trust. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that such a Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

     Replacement Bonds. No assurance can be given that a Trust will retain its present size or composition because bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must be substantially identical to the Failed Bonds in terms of (i) the exemption from federal and state taxation, (ii) maturity, (iii) yield to maturity and current return, (iv) Standard & Poor's or Moody's ratings, and (v) insurance in an Insured Trust. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. All interest paid to a Unitholder which accrued after the expected date of settlement for Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.

     Amendment of Trust Agreement. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective, to make other provisions that will not materially adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee) or to maintain the tax status of a Trust. The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of bonds in addition to or in substitution for any of the bonds initially deposited in the Trust, except for the substitution of certain refunding bonds. The Trustee will notify Unitholders of any amendment.

     Termination of Trust Agreement. A Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 51% of the Units then outstanding or by the Trustee when the value of the Trust is less than 75% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriter, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining bonds. The sale of bonds upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See "Additional Information".

     Limitation on Liabilities. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the bonds, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
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     This is a general discussion of certain federal income tax consequences arising from the purchase, ownership and disposition of Units of a Trust that intends to qualify as a "regulated investment company" for federal income tax purposes. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

     Tax Status of the Trusts. The Trusts have elected to qualify and intend to qualify annually as regulated investment companies under Subchapter M of the Code. To qualify as a regulated investment company, a Trust must distribute to its Unitholders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest, if any, and the excess of net short-term capital gains over net long-term capital losses) and 90% of its tax-exempt interest income, and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, a Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by a Trust as capital gain dividends, distributed to Unitholders. A Trust can also avoid an annual 4% excise tax if each calendar year it distributes substantially all of its ordinary income, short and long-term capital gain, and any previously undistributed and untaxed amounts.

     If for any taxable year a Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Unitholders, and any distributions would be taxable to the Unitholders as ordinary dividends to the extent of such Trust's current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Unitholders and the lower federal income tax rate currently applicable to qualifying dividend income for individual Unitholders, provided certain holding period requirements were satisfied by the Trust and the respective Unitholders.

     The Trusts may be subject to state or local tax in jurisdictions in which the Trusts are organized or may be deemed to be doing business.

     Distributions. Each Trust intends to make sufficient distributions of investment company taxable income, if any, capital gains, if any, and exempt-interest dividends each year in order to qualify as a regulated investment company and to avoid any Trust-level federal income or excise taxes. Each Trust intends to be eligible to distribute exempt-interest dividends to Unitholders by holding a sufficient amount of its assets in bonds generating interest that is exempt from federal income taxation under Section 103 of the Code. Such exempt-interest dividends are not subject to regular federal income tax, but may be subject to alternative minimum tax.

     Distributions of investment company taxable income (including net short-term capital gains), if any, are taxable to Unitholders as ordinary income, and generally will not qualify for treatment as qualified dividend income currently taxed at a maximum rate of 15% for individual Unitholders or for the dividends-received deduction for corporate Unitholders.

     Net capital gains of a Trust (net long-term capital gain over net short-term capital loss), if any, realized and distributed by such Trust and designated as capital gain dividends are taxable to Unitholders as long-term capital gains currently at a maximum rate of 15%, without regard to the length of time the Unitholder may have held his or her Units in the Trust. Capital gain dividends are not eligible for the dividends-received deduction for corporate Unitholders. In determining the amount of capital gains to be distributed by a Trust, any capital loss carry over from a prior year will be taken into account in determining the amount of net long-term capital gain. Taxable distributions are taxable to investors whether received in cash or reinvested.

     When the bonds owned by the Trusts were issued, special bond counsel issued opinions that the interest on the bonds is not subject to regular federal income tax (except in the limited circumstances referred to below). Payments that a Trust receives on a bank letter of credit, guarantee or insurance policy because the bond issuer has defaulted should be treated as payments on the bond, namely as payments of principal or interest that are not subject to regular federal income tax or taxable market discount or capital gain. The tax-exempt status of the interest depends on compliance by the issuer and others with ongoing requirements, and the opinions of bond counsel assume that these requirements will be met. However, there is no guarantee that the issuers (and other users) will comply with these requirements.

     A Trust may have to accrue and distribute income not yet received if it invests in bonds issued at a discount. A Trust may be required to sell bonds that it otherwise would have continued to hold in order to generate sufficient cash to make this distribution.

     The interest on some private activity bonds is a preference item included in alternative minimum taxable income. Each year the Trusts will give to Unitholders a report showing the percentage of the Trust's income that is a preference item. In addition, alternative minimum taxable income of a corporate Unitholder is increased by part of the excess of its "adjusted current earnings" (an alternative measure of income that includes interest on all tax exempt securities) over the amount otherwise determined to be alternative minimum taxable income. Therefore, the exempt-interest dividends may cause a Unitholder to have to pay the federal alternative minimum tax or may increase the amount of that tax payable by a Unitholder already subject to federal alternative minimum tax.

     The Trusts may own bonds originally issued at a discount. In general, original issue discount is the difference between the price at which a bond was issued and its stated redemption price at maturity. Original issue discount on tax-exempt bonds accrues as tax-exempt interest over the life of the bond. A Trust's adjusted tax basis for a bond issued with original issue discount will include original issue discount accrued during the period it held the bond. A Trust may also pay a premium when it buys a bond, even a bond issued with original issue discount. A Trust may be required to amortize the premium over the term of the bond and reduce its basis for the bond even though it does not get any deduction for the amortization. Therefore, sometimes the Trust may have a taxable gain when it sells a bond for an amount equal to or less than its original tax basis.

     Unitholders may receive ordinary income dividends from a Trust if the Trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short term capital gain. In general, the Internal Revenue Service ("IRS") will treat Bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. The IRS generally taxes all or a portion of the gain on the sale of a market discount bond as ordinary income when the bond is sold, redeemed or paid. The portion of the gain taxed by the IRS as ordinary income is equal to the portion of the market discount that has accrued since the seller purchased the bond.

     Some of the bonds held by the Trusts may lose their tax-exempt status while they are owned by a "substantial user" of the facilities being financed with the proceeds of those bonds, or by persons related to a substantial user. A "substantial user" is a person whose gross revenue derived with respect to the facilities financed by the bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable area of the facilities or for whom the facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" are certain related individuals, affiliated corporations, partners and partnerships. This rule would not change the tax-exempt status of interest on bonds held by other persons. These rules may apply to a Unitholder who receives exempt-interest dividends attributable to interest on bonds that financed facilities for which such Unitholder or a related person is a "substantial user."

     Individuals must take exempt-interest dividends into consideration in computing the portion, if any, of social security benefits that will be included in their gross income and subject to federal income tax.

     If a Trust declares dividends in October, November or December that are payable to Unitholders of record on a date during those months, Unitholders must take the dividends into account for tax purposes in the current year, if the dividend is paid either in the current year or in January of the following year.

     Ordinary, exempt-interest and capital gain dividends will be taxable as described above whether received in cash or reinvested in additional Units.

     If a Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country. Dividends and distributions may also be subject to state and local taxes.

     Investors should carefully consider the tax implications of buying Units prior to a distribution by a Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by a Trust reduce the net asset value of such Trust's Units, and if a distribution reduces the net asset value below a Unitholder's cost basis, such distribution, nevertheless, could be taxable to the Unitholder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

     Sale or Redemption of Units. Upon the taxable disposition (including a sale or redemption) of Units of a Trust, a Unitholder may realize a gain or loss depending upon such Unitholder's adjusted tax basis in the Units and the amount of sale or redemption proceeds. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Unitholder's hands, and will be long-term or short-term, generally depending upon the Unitholder's holding period for the Units. Non-corporate Unitholders are currently subject to tax at a maximum federal rate of 15% on capital gains resulting from the disposition of Units held for more than 12 months (zero if the taxpayer is, and would be after accounting for such gains, subject to the federal 10% or 15% tax bracket for ordinary income). However, a loss realized by a Unitholder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Unitholder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a non-corporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

     Backup Withholding. The Trusts generally must withhold and pay over to the U.S. Treasury as backup withholding 28% of the taxable dividends and other distributions paid to any individual Unitholder who either does not supply its taxpayer identification number, has not reported all of its dividends and interest income, or does not certify to a Trust that he or she is not subject to withholding. The social security number of an individual is its taxpayer identification number. Backup withholding also may be required for a Unitholder upon notification of the Trust by the IRS.

     Foreign Withholding. Unitholders who are not U.S. persons should consult their tax adviser regarding the U.S. and foreign tax consequences of ownership of Units, including the possibility that such a Unitholder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) on amounts received from a Trust.

     Information Statements. After the end of each fiscal year for a Trust, the Trustee will furnish to each Unitholder a statement containing information regarding the amount of exempt-interest dividends, ordinary dividends, and capital gain dividends distributed to such Unitholder during the fiscal year.

     Investors Should Consult Their Tax Advisers. Prospective investors are urged to consult their own tax advisers concerning the federal, state, local, foreign, and any other tax consequences of the purchase, ownership and disposition of Units based on their individual circumstances.

EXPENSES
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     General. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trusts, provided that organization costs are generally paid out of cash deposited in the Principal Account. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's net assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts.

     Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Trust. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust's net assets at the end of the initial offering period or after six months, if earlier.

     Sponsor, Supervisor, Evaluator and Trustee. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trusts. These fees may exceed the actual costs of providing these services for a Trust but the total amount received for providing these services to all Van Kampen unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for evaluating each Trust's portfolio. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" in Prospectus Part I (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter. The Sponsor's, Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

     Insurance. Premiums for any portfolio insurance are obligations of each Insured Trust and are payable monthly by the Trustee on behalf of the Trust. As bonds covered by a portfolio insurance policy in an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those bonds. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related bonds.

     Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trusts without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). Each Trust will pay the costs associated with updating its registration statement each year. The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell bonds to pay such amounts.

ADDITIONAL INFORMATION
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     This prospectus does not contain all the information set forth in the registration statement filed by your Trust with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the bonds in your Trust, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

OTHER MATTERS
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     Legal Matters. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Paul, Hastings, Janofsky & Walker LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee. Special counsel to each Trust for certain state tax matters are named under "Tax Status" appearing in Prospectus Part I.

     Independent Registered Public Accounting Firm. The statement of condition and the related portfolio at the Date of Deposit included in Prospectus Part I have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in Prospectus Part I, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.




  , Contents of Prospectus Part II
    The Trusts......................................A-2
    Estimated Current and Long-Term Returns.........A-6
    Public Offering.................................A-7
    Fee Accounts...................................A-16
    Rights of Unitholders..........................A-16
    Insurance on the Bonds in the Insured Trusts...A-19
    Trust Administration...........................A-19
    Federal Tax Status.............................A-21
    Expenses.......................................A-24
    Additional Information.........................A-25
    Other Matters..................................A-25

  , Daily Prices
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1)  Visit our Unit Trusts Daily Prices Page
         http://www.vankampen.com

  , Account Questions
    (1)  Contact your financial advisor
    (1)  Contact the Trustee
         (800) 221-7668

  , Learn More About Unit Trusts
    (1)  Contact your financial advisor
    (1)  Visit our Unit Trusts Internet Page
         http://www.vankampen.com

  , Additional Information
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1)  Visit the SEC Internet Site
         http://www.sec.gov
    (1)  Contact the Trustee
         (800) 221-7668


                                                                      PT2PRO0109



                               Prospectus Part II

                                  January 2009



                                   Van Kampen
                                   Unit Trusts
                                Municipal Series



                              Van Kampen Funds Inc.

Van Kampen
Investments





                             Information Supplement


Van Kampen Unit Trusts, Municipal Series 745


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   This Information Supplement provides additional information concerning the risks and operations of each Trust which is not described in the prospectus for the Trusts. This Information Supplement should be read in conjunction with a Trust's prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference), does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, or by contacting your broker. This Information Supplement is dated as of the date of Prospectus Part I and all capitalized terms have been defined in the prospectus.

                                Table of Contents

                                                                  Page


   Municipal Bond Risk Factors..................................    2
   Puerto Rico Risk Factors.....................................    6
   Insurance on the Bonds.......................................    9
   Portfolio Administration.....................................   21
   Sponsor Information..........................................   23
   Trustee Information..........................................   23
   Taxation.....................................................   24
   Termination of the Trust Agreement...........................   25
   Description of Ratings.......................................   26
   Equivalent Taxable Estimated Current Return Tables...........   29
   California Risk Factors......................................   30
   Estimated Cash Flows to Unitholders..........................   34




Van Kampen
Investments




                           Municipal Bond Risk Factors

   The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. The types of bonds included in each Trust are described under "Portfolio" in the related Prospectus
Part I. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

   General Obligation Bonds and Revenue Bonds. Certain of the bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors. Some such factors are the entity's tax base, the extent to which the entity relies on federal or state aid, and other factors which are beyond the entity's control. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a Trust, both within a particular classification and between classifications, depending on numerous factors.

   Housing Bonds. Certain of the bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single family mortgage revenue bonds are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issuers and the ability of mortgage insurers to pay claims. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by a Trust, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such bonds are actively considering the redemption of such bonds prior to their respective stated initial call dates.

   Health Care Bonds. Certain of the bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

   Public Utility and Wholesale Electric Bonds. Certain of the bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds to make payments of principal and/or interest on such bonds.

   Water and Sewer Bonds. Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

   Industrial Revenue Bonds. Certain of the bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

   Lease Obligation Bonds. Certain of the bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "nonappropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

   Higher Educations and Public Education Bonds. Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the availability and restrictions on the use of endowments and other funds, the uncertainty of continued receipt of federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

   Airport and Transportation Bonds. Certain of the bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints, acts of terrorism and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

   Waste Disposal Bonds. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the bonds.

   Original Issue Discount Bonds. Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Federal Tax Status" in Prospectus Part II. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

   Zero Coupon Bonds. Certain of the bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

   "When, as and if Issued" Bonds. Certain of the bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any bonds are actually delivered to a Trust after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such bonds during the interval between their purchase of Units and the actual delivery of such bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated in the prospectus which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth in Prospectus Part I. Unitholders will be "at risk" with respect to all bonds in the portfolios including "when, as and if issued" and "delayed delivery" bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such bonds) from the date they commit for Units.

   Redemption or Sale Prior to Maturity. Certain of the bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

   To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any bonds which might reasonably be expected to have a material adverse effect upon any of the Trusts.

   At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to bonds in a Trust. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, each Trust has received or will receive opinions of bond counsel to the issuing authorities of each bond on the date of issuance to the effect that such bonds have been validly issued and that the interest thereon is exempt from federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the bonds.

                            Puerto Rico Risk Factors

   Your Trust may significantly invest in bonds issued by issuers located in Puerto Rico. Accordingly, an investment in such a Trust should be made with an understanding of the general risks associated with the Commonwealth of Puerto Rico.

   Geographic Location and Demography. The Commonwealth of Puerto Rico ("Puerto Rico," or the "Commonwealth") is the fourth largest of the Caribbean islands and is located approximately 1,600 miles Southeast of New York. It is approximately 100 miles long and 35 miles wide. According to the United States Census Bureau, the population of Puerto Rico was approximately 3,808,610 in 2000 (3,927,776 as of July 1, 2006, according to a United States Census Bureau estimate), compared to 3,522,000 in 1990. However, the Puerto Rico Planning Board (the "Planning Board") estimates that as of July 2010, the population will be approximately 4,022,446.

   Relationship with the United States. Puerto Rico came under the sovereignty of the United States with the signing of the Treaty of Paris on December 10, 1898, at the conclusion of the Spanish-American War. Puerto Ricans became citizens of the United States in 1917, by virtue of the Jones Act, approved by the Congress of the United States. In 1950, the Congress of the United States enacted Public Law 600 in order to provide for an increased Puerto Rican self-government. This law set forth the political, economic and fiscal relationship between Puerto Rico and the United States. It also provided for the drafting and adoption of a local constitution on July 25, 1952. The Constitution of Puerto Rico was drafted by a Constituent Commission, approved in a special referendum by the people of Puerto Rico, amended and ratified by the United States Congress, and subsequently approved by the President of the United States. The official designation of the Government or body politic has henceforth been "Estado Libre Asociado," which literally translates to "Free Associated State," and has been called "Commonwealth" by the United States Government.

   The United States and the Commonwealth share a common defense, market and currency. Puerto Rico exercises virtually the same control over its internal affairs as any of the fifty states of the United States. However, it differs from the states in its relationship with the United States federal government. The people of Puerto Rico are citizens of the United States but do not vote in national elections (they can only vote in local (Puerto Rico) elections). The people of the Commonwealth are represented in Congress by a Resident Commissioner who has a voice in the House of Representatives and limited voting power. Puerto Rico is a self-governing commonwealth in association with the United States. The chief of state of the Commonwealth is the President of the United States. The head of government is an elected Governor. There are two legislative chambers: the House of Representatives, 51 seats, and the Senate, 27 seats.

   While Puerto Rico has authority over its internal affairs, the United States controls interstate trade, foreign relations and commerce, customs administration, control of air, land and sea, immigration and emigration, nationality and citizenship, currency, maritime laws, military service, military bases, army, navy and air force, declaration of war, constitutionality of laws, jurisdictions and legal procedures, treaties, radio and television communications, agriculture, mining and minerals, highways, postal system; social security, and other areas generally controlled by the federal government in the United States. Puerto Rican institutions control internal affairs unless U.S. law is involved, as in matters of public health and pollution. The major differences between Puerto Rico and the 50 states are its local taxation system and exemption from Internal Revenue Code, its lack of voting representation in either house of the U.S. Congress, the ineligibility of Puerto Ricans to vote in presidential elections, and its lack of assignation of some revenues reserved for the states.

   Economy. The Commonwealth has established policies and programs directed principally at developing the manufacturing and services sectors of the economy and expanding and modernizing the Commonwealth's infrastructure. Domestic and foreign investment have been stimulated by selective tax exemptions, development loans, and other financial and tax incentives. Infrastructure expansion and modernization have been to a large extent financed by bonds and notes issued by the Commonwealth, its public corporations and municipalities.

   Economic progress has been aided by significant increases in the levels of education and occupational skills of the Commonwealth's population.

   The economy of Puerto Rico is closely linked to the United States economy. The following exogenous variables are affected by the United States economy: exports, direct investment, transfer payments, interest rates, inflation and tourist expenditures. During fiscal year 2007 (July 2006 through June 2007), approximately 77% of Puerto Rico's exports went to the United States mainland, which was also the source of approximately 50% of Puerto Rico's imports.

   Puerto Rico enjoyed almost two decades of economic expansion through fiscal year 2001. Almost every sector of the economy participated, and record levels of employment were achieved. Factors behind this expansion included government-sponsored economic development programs, periodic declines in the value of the United States dollar, increased in the level of federal transfers, a significant expansion in construction investment driven by infrastructure projects and private investment, primarily in housing, the relatively low cost of borrowing and low oil prices. In fiscal year 2007, however, Planning Board figures indicate that the economy of Puerto Rico registered a decline of 1.8% in real gross product.

   The dominant sectors of the Puerto Rico economy are manufacturing and services. The manufacturing sector has undergone fundamental changes over the years as a result of increased emphasis on higher wage, high technology industries, such as pharmaceuticals, electronics, computers, microprocessors, professional and scientific instruments and certain high technology machinery and equipment. The service sector, including finance, insurance, real estate, wholesale and retail trade and tourism, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment.

   Puerto Rico is heavily dependent on oil imports for the production of electricity. As a result of the construction of two cogeneration plants, however, one of which is fueled by liquefied natural gas and the other by coal, Puerto Rico's dependence on oil imports for the production of electricity has been reduced from 99% to 74%.

   The Commonwealth's gross product in fiscal year 2007 was approximately $58.7 billion. This represents an increase in gross product of 23.7% from fiscal year 2003. Since fiscal year 1985, personal income, both aggregate and per capita, has increased consistently each fiscal year. In fiscal year 2007, aggregate personal income was $53.1 billion and personal income per capita was $13,491.

   According to the Department of Labor and Human Resources Household Employment Survey (the "Survey"), average employment increased from 1,188,000 in fiscal year 2003 to 1,263,000 in fiscal year 2007. The average unemployment rate decreased from 12.1% in fiscal year 2003 to 10.4% in fiscal year 2007.

   According to the Survey, during the first eight months in fiscal year 2008, total monthly seasonally adjusted employment averaged 1,214,800 compared to 1,262,900 in the same period of fiscal year 2007, a decrease of 3.8%. The unemployment rate increased to 11.2% during the first eight months of fiscal year 2008 from 10.3% during the same period of fiscal year 2007. Total employment for January 2008 was 1,226,000, a decrease of 61,000 compared to the same month in 2007.

   The Planning Board's real gross domestic product forecast for fiscal year 2008, made in March 2008, projects a decrease of 2.1%.

   Debt, Revenues and Expenditures. The Constitution of Puerto Rico limits the amount of general obligation (full faith and credit) debt that can be issued or guaranteed by the Commonwealth. The Commonwealth's policy has been and continues to be to maintain the amount of such debt prudently below the constitutional limitation. Direct debt of the Commonwealth is supported by Commonwealth taxes. Debt of municipalities of the Commonwealth, other than bond anticipation notes, is supported by real and personal property taxes and municipal license taxes. As of December 31, 2007, total public sector debt of the Commonwealth (in thousands) was equal to $45,932,973.

   General Fund total revenues for fiscal year 2007 were $8,890 million, representing an increase of $349 million, or 4.1%, from fiscal year 2006 revenues. Expenditures for fiscal year 2007 are currently projected at $9.221 billion, which is $267 million, or 2.9%, lower than the $9.488 billion initially budgeted. These projections take into consideration $160 million in a portion of savings from the 10% budget reserve and $107 million in health-related expenditure reductions.

   Bond Ratings. All outstanding general obligation bonds of the Commonwealth are rated BBB- (with a stable outlook) by Standard & Poor's Ratings Services ("S&P") and Baa3 by Moody's Investors Service, Inc. ("Moody's"). Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

   Local Issuances. It should be noted that the creditworthiness of obligations issued by local Puerto Rican issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Puerto Rico, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

   The information provided above is only a brief summary of the complex factors affecting the financial situation in Puerto Rico and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made as to the accuracy or completeness of any of the preceding information. It is based in part on information obtained from Commonwealth and local agencies in Puerto Rico or contained in Official Statements for various Puerto Rico obligations.

                             Insurance on the Bonds

   Insurance has been obtained by each Insured Trust, by the issuer of bonds in certain Trusts, by a prior owner of such bonds, or by the Sponsor prior to the deposit of such bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in such Trust. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II. The Portfolio Insurers, if any, and the Preinsured Bond Insurers are described under "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Portfolio Insurers, if any, are set forth in the prospectus. An insurance policy obtained by an Insured Trust, if any, is non-cancelable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust in Prospectus Part I). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by such Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such bonds or the Sponsor and any such policy or policies are non-cancelable and will continue in force so long as the bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

   The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer of a bond defaults in the payment of principal or interest on such bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such bond plus accrued interest to the date of such payment and thereby retire the bond from the affected Trust prior to such bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to bonds owned by and held in such Trust. In the event of a sale of any such bond by the Trustee, such insurance terminates as to such bond on the date of sale.

   Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such bond (i.e., insurance to maturity of the bond regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such bond. Accordingly, any bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such bonds were sold on an uninsured basis. The insurance premium with respect to each bond eligible for Permanent Insurance would be determined based upon the insurability of each bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each bond.

   The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price" in Prospectus Part II. Because any such insurance value may be realized in the market value of the bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Rights of Unitholders--Redemption of Units" in Prospectus Part II) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted bonds or bonds in significant risk of default such Trust would not need to hold such Securities until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Termination of Trust Agreement" in Prospectus Part II).

   Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" in Prospectus Part
II. It is also the present intention of the Trustee not to sell such bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering Price" in Prospectus Part II for a more complete description of an Insured Trust's method of valuing defaulted bonds and bonds which have a significant risk of default. Insurance obtained by the issuer of a bond is effective so long as such bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

   The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II.

   ACA Financial Guaranty Corporation ("ACA Financial Guaranty"). ACA Financial Guaranty is an insurance subsidiary of ACA Capital Holding, Inc. that is organized in the State of Maryland. ACA Financial Guaranty assumes credit risk through the issuance of financial guaranty insurance policies across all of its business lines. While ACA is subject to S&P guidelines and capital adequacy tests which must be met in order to maintain a rating, as well as internal risk management parameters, its insured risk portfolio contains exposures of various credit qualities.

   As of March 31, 2008, ACA Financial Guaranty had a CCC financial strength rating from S&P with a CreditWatch outlook. This rating is crucial to ongoing business strategy. This rating is subject to periodic review by S&P, and S&P may revise or withdraw its rating at any time at its sole discretion. Such an action may be based on factors which are entirely outside of the company's control, such as changes in the views or the policies of the rating agencies in relation to the financial guaranty industry, changes to the risk profile of ACA Financial Guaranty's insurance portfolio or to other factors considered by S&P in providing such rating, or adverse developments in general economic conditions or the financial condition or results of operations of ACA Financial Guaranty. In addition, the financial strength rating of financial guaranty companies is based in part on the maintenance of specified amounts of resources available to pay claims.

   As of December 31, 2006, ACA Financial Guaranty noted that it had met its capital requirement with statutory capital of $387.1 million, and further noted that S&P had rated the company as A-rated. At the time, the company recognized that any change in applicable capital requirements or the incurrence of losses in excess of expectations could diminish capital below required rating agency levels. For instance, in 2004, the company had to raise capital in response to an increase in S&P capital requirements. It may be difficult or costly to raise the additional capital necessary to satisfy the rating agency levels in the future. The company currently intends to operate the business in a manner that maintains an "A" rating, but is under no obligation to do so, is not currently able to do so, and may not be able to do so going forward. An S&P downgrade of the financial strength rating, and/or placement of the company on its CreditWatch negative list or a change in its outlook to negative, could cause the reputation and financial performance in the structured credit and public finance industries to be materially adversely affected, which in turn could materially adversely impact financial performance. In addition, under the terms of a credit agreement, to the extent the company had outstanding borrowings under this facility, these borrowings would become due immediately, and would be unable to make future borrowings, when the financial strength rating falls below "A-."

   The parent company of ACA Financial Guaranty ("ACA") maintains a website at www.aca.com. ACA makes available on their website, free of charge and as soon as reasonably practicable after they file with, or furnish to, the SEC, copies of their most recently filed Annual Report on Form 10-K, all Quarterly Reports on Form 10-Q and all Current Reports on Form 8-K, including all amendments to those reports. In addition, copies of their Corporate Governance Guidelines, Code of Conduct, Code of Ethics for Chief Executive Officer and Senior Financial Officers, Policy Regarding Director Independence Determinations and the governing charters for each Committee of their Board of Directors are available free of charge on the website, as well as in print to any stockholder upon request. The public may read and copy materials they file with the SEC in person at the public reference facility maintained by the SEC at its public reference room at 100 F Street, NE, Washington, DC 20549, and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents, upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies, including ACA Financial Guaranty, that file electronically with the SEC.

   The information relating to ACA Financial Guaranty contained above has been furnished by ACA Financial Guaranty or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Ambac Assurance Corporation ("Ambac Assurance"). Ambac Financial Group, Inc., headquartered in New York City, is a holding company incorporated on April 29, 1991. Ambac's activities are divided into two business segments: (i) Financial Guarantee and (ii) Financial Services. Ambac provides financial guarantee insurance for public and structured finance obligations through its principal operating subsidiary, Ambac Assurance Corporation. Ambac Assurance is the successor to the founding financial guarantee insurance company, which wrote the first bond insurance policy in 1971. As a holding company, Ambac is largely dependent on dividends from Ambac Assurance to pay dividends on its common stock, to pay principal and interest on its indebtedness and to pay its operating expenses.

   In late December 2007, following rating agency reviews, Ambac Assurance's triple-A rating was affirmed by both S&P (with "negative outlook") and Moody's Investors Services, Inc. ("Moody's"); however, Fitch Ratings, Inc. ("Fitch") placed Ambac's triple-A rating on "rating watch negative" and stated that Ambac Assurance had a modeled $1 billion capital shortfall. On January 16, 2008, Moody's put Ambac Assurance's triple-A rating on review for possible downgrade. On January 18, 2008, S&P placed Ambac Assurance's triple-A financial strength rating on Credit Watch Negative. On January 18, 2008, Fitch downgraded Ambac Assurance's insurance financial strength rating to double-A ("rating watch negative"). On February 25, 2008, S&P reaffirmed Ambac Assurance's triple-A rating, but kept it on Credit Watch Negative. On February 29, 2008, Moody's publicly announced that it is continuing a review for possible downgrade that was initiated on January 16, 2008. On June 4, 2008, Moody's placed its Aaa rating of Ambac Assurance's insurance financial strength on review for possible downgrade. On June 5, 2008, S&P downgraded Ambac Assurance's insurance financial strength rating to AA from AAA, and placed the rating on CreditWatch with negative implications. On June 19, 2008, Moody's downgraded Ambac Assurance's insurance financial strength rating from Aaa to Aa3, with a negative outlook. Moody's June 19, 2008, downgrade of Ambac Assurance's insurance financial strength rating reflects Ambac Assurance's overall credit profile in the current environment, including its significantly constrained new business prospects, its impaired financial flexibility and increased expected and stress loss projections among its mortgage-related risk exposures relative to previous estimates. Moody's noted, however, that these risks are mitigated somewhat by Ambac Assurance's substantive capital cushion at the current rating level and that this was an important consideration in arriving at the Aa3 insurance financial strength rating. On August 14, 2008, S&P affirmed Ambac Assurance's insurance financial strength rating of AA, with a negative outlook, and removed it from CreditWatch Negative. On September 18, 2008, Moody's placed the Aa3 insurance financial strength rating of Ambac on review for possible downgrade, following and upward revision to cumulative loss projections related to subprime mortgage securities exposure. On November 5, 2008, Moody's downgraded the insurance financial strength rating of Ambac from Aa3 to Baa1, with a developing outlook, as a result of greater than expected mortgage-related losses in the third quarter. On November 19, 2008, S&P lowered its insurance financial strength rating of Ambac to A from AA, with a negative outlook. The rating action on Ambac reflects S&P's view that Ambac's exposures in the U.S. residential mortgage sector and particularly the related collateralized debt obligation structures have been a source of significant and comparatively greater-than-competitor losses and will continue to expose the company to the potential for further adverse loss development.

   There have been a number of recent developments with respect to ratings actions by the rating agencies. In light of the ongoing nature of ratings actions or announcements by the rating agencies, one should consult announcements by the rating agencies, the websites of the rating agencies and Ambac's website for the then current publicly available information. These ratings actions have had a significant impact on Ambac Assurance's ability to compete in the financial guarantee business. As a result of the rating agency actions described above, as well as significant disruption in the capital markets and investor concern with respect to our financial position, Ambac has been able to write only a limited amount of new financial guarantee business since November 2007.

   Ambac Assurance is subject to insurance regulatory requirements of the States of Wisconsin and New York, and the other jurisdictions in which it is licensed to conduct business. Statutory capital and surplus was $3,316,143 and $3,696,876 at December 31, 2007 and 2006, respectively. Qualified statutory capital was $6,422,486 and 6,382,490 at December 31, 2007 and 2006, respectively. Statutory net income for Ambac Assurance was $53,964, $788,989 and $707,402 for 2007, 2006 and 2005, respectively. Statutory capital and surplus differs from stockholders' equity determined under GAAP principally due to statutory accounting rules that treat loss reserves, premiums earned, policy acquisition costs and deferred income taxes differently.

   The parent company of Ambac Assurance, Ambac Financial Group, Inc. ("Ambac Company"), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information can be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC, including Ambac Company. These reports, proxy statements and other information can be read at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, 10005. Copies of Ambac Assurance's financial statements prepared in accordance with statutory accounting standards are available from Ambac Assurance. The address of Ambac Assurance's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York, 10004 and (212) 668-0340.

   The information relating to Ambac Assurance contained above has been furnished by Ambac Assurance or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Assured Guaranty Corp. ("Assured Guaranty"). Assured Guaranty, an insurance subsidiary of Assured Guaranty Ltd. ("Assured"), is organized in the State of Maryland. Assured Guaranty is a financial guaranty insurance company licensed in all 50 states, the District of Columbia and Puerto Rico, focused on providing triple-A rated credit enhancement to the mortgage- and asset-backed securities, public finance, structured finance and structured credit markets.

   On June 18, 2008, S&P affirmed its AAA rating of Assured Guaranty's insurance financial strength, with a stable outlook. This rating is crucial to ongoing business strategy. This rating is subject to periodic review by S&P, and S&P may revise or withdraw its rating at any time at its sole discretion. Such an action may be based on factors which are entirely outside of the company's control, such as changes in the views or the policies of the rating agencies in relation to the financial guaranty industry, changes to the risk profile of Assured Guaranty's insurance portfolio or to other factors considered by S&P in providing such rating, or adverse developments in general economic conditions or the financial condition or results of operations of Assured Guaranty. In addition, the financial strength rating of financial guaranty companies is based in part on the maintenance of specified amounts of resources available to pay claims.

   On March 14, 2008, Moody's affirmed its Aaa rating of Assured Guaranty's insurance financial strength, with a stable outlook. Moody's noted that this rating reflects Moody's assessment of the capital adequacy and strengthened market position of Assured Guaranty. On July 21, 2008, Moody's placed the Aaa insurance financial strength ratings of Assured Guaranty and its affiliates on review for possible downgrade. On November 21, 2008, Moody's downgraded the insurance financial strength rating of Assured Guaranty from Aaa to Aa2, with a stable outlook. Moody's November 21, 2008 downgrade results from Assured Guaranty's exposure to weakness inherent in the financial guaranty business model.

   As of December 31, 2007, Assured Guaranty was in compliance with applicable financial covenants requiring the insurer to maintain qualified statutory capital of at least 75% of its statutory capital as of its fiscal quarter prior to November 6, 2006. Net statutory income for Assured Guaranty was $71.6 million in 2007, up from $64.3 million in 2006, mostly due to a larger investment portfolio and a loss recovery of $14.5 million. In view of Assured Guaranty's expansion, underwriting expenses increased 15.2% from 2006, to $84.8 million. Net premiums earned were $107.1 million, which were basically flat with 2006. Financial leverage at the holding company is modest, with debt to capital of 9.8% as of December 31, 2007. Operating return on average equity for Assured was 9.8%. Statutory investment income rose to $57.9 million from $53.1 million in 2006. Cash and invested assets at December 31, 2007, rose to $1.3 billion, from $1.2 billion at December 31, 2006. A 26.5% growth in the unearned premium reserve to $302.3 million contributed to this gain.

   On November 14, 2008, Assured announced that it has reached a definitive agreement with Dexia SA to purchase Financial Security Assurance Holdings Ltd. ("FSAH"), the parent of financial guaranty insurance company, Financial Security Assurance, Inc. The definitive agreement provides that Assured will be fully protected against exposure to FSAH's Financial Products segment, which includes its guaranteed investment contract business. The transaction, which has been approved by the Board of Directors of both Assured and of Dexia SA, is subject to approval by Assured's shareholders as well as the customary regulatory approvals. In addition, the transaction closing is contingent on confirmation from Standard & Poor's, Moody's and Fitch Ratings that the acquisition of FSAH would not have a negative impact on Assured's or FSAH's financial strength ratings. The transaction is expected to close in the first quarter 2009.

   Assured maintains a website at www.assuredguaranty.com, and makes available on their website, free of charge and as soon as reasonably practicable after they file with, or furnish to, the SEC, copies of their most recently filed Annual Report on Form 10-K, all Quarterly Reports on Form 10-Q and all Current Reports on Form 8-K, including all amendments to those reports. In addition, copies of their Corporate Governance Guidelines, Code of Conduct, Code of Ethics for Chief Executive Officer and Senior Financial Officers, Policy Regarding Director Independence Determinations and the governing charters for each Committee of their Board of Directors are available free of charge on the website, as well as in print to any stockholder upon request. The public may read and copy materials they file with the SEC in person at the public reference facility maintained by the SEC at its public reference room at 100 F Street, NE, Washington, DC 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents, upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies, including Assured, that file electronically with the SEC.

   The information contained above relating to Assured Guaranty and its parent company, Assured, is based upon publicly available information, or upon information that has been provided by the ratings agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Berkshire Hathaway Assurance Corp ("BHAC"). BHAC is a bond insurance company created by Berkshire Hathaway, Inc. ("Berkshire") in December 2007, to insure municipal and state bonds initially in New York, and later in states including California, Puerto Rico, Texas, Illinois, and Florida. On February 12, 2008, CEO Warren Buffett announced a plan to add up to $5 billion in capital to BHAC to enable it to provide reinsurance on municipal bonds currently guaranteed by Ambac, MBIA, and FGIC.

   Berkshire is a holding company owning subsidiaries engaged in a number of diverse business activities. The most important of these are insurance businesses conducted on both a primary basis and a reinsurance basis. Berkshire also owns and operates a large number of other businesses engaged in a variety of activities, as identified herein. Berkshire is domiciled in the state of Delaware, and its corporate headquarters is located in Omaha, Nebraska.

   Berkshire's insurance companies maintain capital strength at exceptionally high levels. This strength differentiates Berkshire's insurance companies from their competitors. Collectively, the aggregate statutory surplus of Berkshire's U.S. based insurers was approximately $62 billion at December 31, 2007. On April 11, 2008, S&P assigned an initial rating of AAA to BHAC's insurance financial strength, with a stable outlook. On April 25, 2008, Moody's assigned an initial rating of Aaa to BHAC's insurance financial strength, with a stable outlook.

   As of December 31, 2007, Berkshire had total assets of $273 billion and total liabilities of $150 billion. The information relating to BHAC and its affiliates contained above has been furnished by BHAC or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   CIFG Assurance North America, Inc. ("CIFG"). CIFG, through its operating companies CIFG Assurance North America, Inc., a New York corporation, and CIFG Europe, provides financial guarantees for transactions in the public finance, structured finance, and infrastructure finance markets in the United States, Europe and around the world.

   On March 6, 2008, Moody's downgraded to A1, from Aaa, the insurance financial strength ratings of CIFG. These rating actions reflect Moody's assessment of CIFG's weakened capitalization, impaired business opportunities, and uncertain strategic direction, as a result, in part, of its exposures to the US residential mortgage market. The rating outlook is stable. Moody's believes that CIFG's significant exposure to the mortgage sector, especially ABS CDOs is indicative of a risk posture far greater than would be consistent with a Aaa rating going forward. The company's participation in several mezzanine ABS CDOs, in particular, contributed to this view. The rating agency noted that CIFG is implementing significant changes to its governance and risk management to address some of the shortcomings of its prior strategy. Moody's added that CIFG, as the smallest and most recent entrant to the financial guaranty sector, has not yet established a market position on par with its larger competitors and that the ongoing credit stress at the firm significantly weakened its franchise, raising questions about the degree to which it will be able to regain market traction within a reasonable timeframe. CIFG's profitability is likely to remain weak over the near to intermediate term, particularly given the losses that are likely to be generated by its insurance portfolio, the expected reduced issuance volume, and the limited in-force book of business, said Moody's.

   On June 6, 2008, S&P lowered its financial strength, financial enhancement, and issuer credit ratings on CIFG to `A-' from `A+'. The outlooks remain negative, reflecting reservations regarding the company's ability to maintain its position as a viable competitor in the bond insurance industry, given its current staffing levels and its below-average earnings and return on earnings.

   On March 31, 2008, Fitch downgraded its ratings of CIFG to `A-' from `AA-' and removed CIFG from Rating Watch Negative, where it was originally placed on Feb. 5, 2008. The rating outlook is negative. Fitch believes that it will be very difficult to stabilize the ratings of CIFG until the company can more effectively limit the downside risk from its SF CDOs through reinsurance or other risk mitigation initiatives. Fitch does not anticipate removing the Negative Rating Outlook over the near- to intermediate-term until the ultimate risk of loss on the SF CDO portfolio can be more definitively quantified. On October 21, 2008, Fitch withdrew its insurance financial strength rating of CIFG, which was CCC prior to withdrawal. On October 28, 2008, Moody's downgraded the insurance financial strength rating of CIFG from Ba2 to B3, with direction uncertain, reflecting Moody's expectation of substantially higher mortgage-related losses arising from CIFG's insured portfolio, as well as the possibility that certain troubled exposures could be commuted.

   As of December 31, 2007, CIFG had admitted assets of $238 million, total liabilities of $205 million, and total surplus as regards policyholders of $66 million.

   The information relating to CIFG and its affiliates contained above has been furnished by CIFG or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Financial Guaranty Insurance Company ("FGIC"). FGIC is a wholly owned subsidiary of FGIC Corporation. The company provides financial guaranty insurance and other forms of credit enhancement for public finance and structured finance obligations. FGIC typically guarantees the scheduled payments of principal and interest on an issuer's obligations when due. FGIC is licensed to write financial guaranty insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, and, through a branch, the United Kingdom.

   The recent deterioration in the U.S. housing and mortgage markets and the global credit markets, which accelerated in the fourth quarter of 2007, has adversely affected the company's business, results of operations and financial condition. The company's financial strength and credit ratings were recently downgraded by various rating agencies. For the fourth quarter of 2007 significant loss reserves were established for the exposure to certain collateralized debt obligations of asset-backed securities, which are backed primarily by subprime residential mortgage-backed securities, and to certain residential mortgage-backed securities, primarily backed by second-lien mortgages. As a result of these developments, the company has ceased writing new business for a period of time to preserve capital and is considering various alternatives to enhance its capital, restructure its operations and mitigate losses. However, no assurance can be given that any action taken by the company will improve its current ratings, that further rating downgrades will not occur, or that the company will be able to recommence writing new business in the near term or at all.

   Prior to the fourth quarter of 2007, FGIC's financial strength was rated "Aaa" by Moody's "AAA" by S&P, and "AAA" by Fitch. Moody's, S&P and Fitch have since completed several assessments of FGIC's capital adequacy in relation to the Company's exposure to ABS CDOs which are backed primarily by subprime RMBS, and its exposure to first-lien and second-lien RMBS. As a result of these assessments, Moody's, S&P and Fitch downgraded the financial strength ratings of FGIC. As of March 31, 2008, Fitch had downgraded FGIC from AA to BBB with Rating Watch Negative; Moody's had downgraded FGIC from A3 to Baa3 and the Company remains on review for possible downgrade; and S&P had downgraded FGIC from A to BB and the Company remains on CreditWatch with negative implications. On June 20, 2008, Moody's downgraded the insurance financial strength rating of FGIC from Baa3 to B1, reflecting FGIC's severely impaired financial flexibility and proximity to minimum regulatory capital requirements relative to Moody's estimates of expected case losses. On August 29, 2008, the BB insurance financial strength rating of FGIC was affirmed by S&P, however FGIC remains on CreditWatch with negative implications. The financial strength ratings downgrades have adversely impacted the Company's ability to generate new business and, unless restored, will impact the Company's future business, operations and financial results. On October 24, 2008, Moody's placed the B1 insurance financial strength rating of FGIC under review for possible downgrade, reflecting Moody's expectation of further stress on FGIC's risk-adjusted capital position in light of continued deterioration in housing fundamentals and the related implications on FGIC's mortgage-related exposures. On November 24, 2008, S&P lowered its insurance financial strength rating of FGIC to CCC from BB, with a negative outlook, while also removing its rating from CreditWatch. S&P's November 24, 2008 downgrade results from FGIC's exposure to nonprime and second-lien mortgages and related collateralized debt obligations of asset-backed securities. On December 19, 2008, Moody's downgraded the insurance financial strength rating of FGIC from B1 to Caa1, with a negative outlook, reflecting Moody's expectation of higher mortgage-related losses arising from FGIC's insured portfolio and the constrained liquidity and financial flexibility of the holding company.

   As of December 31, 2007, FGIC had net admitted assets of approximately $6.3 billion, total liabilities of approximately $5.5 billion. Statutory-basis surplus of FGIC at December 31, 2007 was $260,909.

   Copies of FGIC's most recent generally accepted accounting principles and statutory accounting practices financial statements are available upon request to: Financial Guaranty Insurance Company, 125 Park Avenue, New York, NY 10017,
Attention: Corporate Communications Department. Financial Guaranty's telephone number is (212) 312-3000.

   The information relating to FGIC and its affiliates contained above has been furnished by FGIC or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Financial Security Assurance, Inc. ("FSA"). Financial Security Assurance Holdings Ltd., through its insurance company subsidiaries, is primarily engaged in the business of providing financial guaranty insurance on public finance and asset-backed obligations in domestic and international markets. The company's principal insurance company subsidiary is Financial Security Assurance Inc., a wholly owned New York insurance company. FSA wholly owns FSA Insurance Company ("FSAIC"). FSAIC is an Oklahoma insurance company that primarily provides reinsurance to FSA. FSA is a subsidiary of Dexia Holdings, Inc. ("Dexia"), which, in turn, is owned 90% by Dexia Credit Local S.A. and 10% by Dexia S.A. Dexia is a Belgian corporation whose shares are traded on the Euronext Brussels and Euronext Paris markets as well as on the Luxembourg Stock Exchange. Dexia is primarily engaged in the business of public finance, banking and investment management in France, Belgium, Luxembourg and other European countries, as well as in the United States. Dexia Credit Local is a wholly owned subsidiary of Dexia.

   FSA's financial statements have been materially adversely impacted by "mark to market" adjustments that reflect the current market dislocation rather than management's expectation of credit losses or asset impairment. Downgrades of FSA's Triple-A financial strength ratings could have a material adverse effect on its long-term competitive position and prospects for future business opportunities as well as its results of operations and financial condition. If FSA were downgraded, the Company might be required to post incremental collateral to its investment agreement and derivative counterparties, introducing liquidity risk. In such event, the Company would be required to raise cash to fund such withdrawals by selling assets, in some cases realizing substantial market value loss, or to borrow against the value of such assets.

   As of March 31, 2008, all three rating agencies have affirmed FSA's Triple-A rating with a stable outlook. S&P, Moody's and Fitch periodically make an assessment of FSA, which may include an assessment of the credits insured by FSA and of the reinsurers and other providers of capital support to FSA, to confirm that FSA continues to satisfy the rating agencies' capital adequacy criteria necessary to maintain FSA's Triple-A ratings. Rating agency capital models, the assumptions used in the models and the components of the capital adequacy calculations, including ratings and, in the case of S&P, capital charges, are subject to change by the rating agencies at any time. Any of Fitch, Moody's or S&P may conclude that FSA will need to raise additional capital or take other measures to maintain its Triple-A ratings, regardless of whether losses actually occur. As a result, the Company may be required to take measures to preserve or raise capital, including through, among other things, increased use of reinsurance, capital contributions from Dexia or the issuance of debt securities. Management believes that, subject to market conditions, FSA has the ability to take the measures necessary to maintain its Triple-A ratings, but there can be no assurance that it will be able to do so, as requirements imposed by the rating agencies are outside the control of the Company. On July 21, 2008, Moody's placed the Aaa insurance financial strength ratings of FSA and its affiliated insurance operating companies on review for possible downgrade. On August 6, 2008, Fitch affirmed its AAA insurance financial strength ratings of FSA and its affiliated insurance operating companies, and S&P revised its outlook on FSA to negative from stable, and affirmed its AAA ratings. On October 8, 2008, S&P placed the AAA ratings of FSA on CreditWatch with negative implications. On October 9, 2008, Fitch placed the AAA insurance financial strength ratings of FSA on Rating Watch Negative. On November 21, 2008, Moody's downgraded the insurance financial strength rating of FSA from Aaa to Aa3, with a developing outlook. Moody's November 21, 2008 downgrade of FSA and its supported insurance companies reflects FSA's diminished business and financial profile resulting from its exposure to losses from US mortgage risks and disruption in the financial guaranty business more broadly.

   On November 14, 2008, Assured announced that it has reached a definitive agreement with Dexia SA to purchase FSAH, the parent of financial guaranty insurance company, FSA. The definitive agreement provides that Assured will be fully protected against exposure to FSAH's Financial Products segment, which includes its guaranteed investment contract business. The transaction, which has been approved by the Board of Directors of both Assured and of Dexia SA, is subject to approval by Assured's shareholders as well as the customary regulatory approvals. In addition, the transaction closing is contingent on confirmation from Standard & Poor's, Moody's and Fitch Ratings that the acquisition of FSAH would not have a negative impact on Assured's or FSAH's financial strength ratings. The transaction is expected to close in the first quarter 2009.

   As of December 31, 2007, FSA had consolidated shareholder equity of $1.6 billion, and total claims paying resources of $6.7 billion.

   The information relating to FSA and its affiliates contained above has been furnished by FSA or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   MBIA Insurance Corporation ("MBIA"). MBIA is the principal operating subsidiary of MBIA, Inc., a Connecticut corporation. MBIA Corp. is the successor to the business of the Municipal Bond Insurance Association, which began writing financial guarantees for municipal bonds in 1974. MBIA Corp. is the parent of MBIA Insurance Corp. of Illinois ("MBIA Illinois") and Capital Markets Assurance Corporation ("CapMAC"), both financial guarantee insurance companies that were acquired by MBIA Corp. At present, no new financial guarantee insurance is being offered by MBIA Illinois or CapMAC, but it is possible that either of those entities may insure transactions in the future.

   On January 17, 2008, Moody's placed the Aaa insurance financial strength ratings of MBIA Corp. and its insurance affiliates on watch list negative. On January 31, 2008, S&P placed the AAA insurance financial strength ratings of MBIA Corp. and its insurance affiliates on CreditWatch negative. On February 5, 2008, Fitch placed the AAA insurer financial strength ratings of MBIA Corp. and its insurance affiliates on Rating Watch Negative. On February 25, 2008, S&P affirmed the AAA insurance financial strength ratings of MBIA Corp. and its insurance affiliates, the AA- rating of MBIA Inc.'s senior debt and the AA ratings of MBIA Corp.'s North Castle Custodial Trusts I-VIII, with a negative outlook. On February 26, 2008, Moody's affirmed the Aaa insurance financial strength ratings of MBIA Corp. and its insurance affiliates, the Aa2 ratings of MBIA Corp.'s Surplus Notes and the Aa3 ratings of the junior obligations of MBIA Corp. and the senior debt of MBIA Inc., with a negative rating outlook. On June 4, 2008, Moody's placed its Aaa rating of MBIA's insurance financial strength on review for possible downgrade. On June 5, 2008, S&P downgraded MBIA's insurance financial strength rating to AA from AAA, and placed the rating on CreditWatch with negative implications. On June 19, 2008, Moody's downgraded the insurance financial strength ratings of MBIA and its insurance affiliates from Aaa to A2. In the same rating action, Moody's also downgraded MBIA Corp.'s Surplus Notes from Aa2 to Baa1, and MBIA Inc.'s senior debt rating from Aa3 to Baa2. Moody's June 19, 2008 downgrade of MBIA and its insurance affiliates reflects MBIA's limited financial flexibility and impaired franchise, as well as the substantial risk within its portfolio of insured exposures and a movement toward more aggressive capital management within the group. MBIA Corp.'s ability to attract new business and to compete with other financial guarantors has been adversely affected by these rating agency actions. MBIA Corp.'s ability to attract new business and to compete with other triple-A rated financial guarantors and its results of operations and financial condition would be materially adversely affected by any actual reduction, or additional suggested possibility of a reduction, in its ratings. On August 14, 2008, S&P affirmed MBIA's insurance financial strength rating of AA, with a negative outlook, and removed it from CreditWatch Negative. On September 18, 2008, Moody's placed the A2 insurance financial strength rating of MBIA on review for possible downgrade, following an upward revision to cumulative loss projections related to subprime mortgage securities exposure. On November 7, 2008, Moody's downgraded the insurance financial strength rating of MBIA and its insurance affiliates from A2 to Baa1, with a developing outlook. Moody's November 7, 2008 downgrade of MBIA and its insurance affiliates reflects MBIA's diminished business and financial profile resulting from its exposure to losses from US mortgage risks and disruption in the financial guaranty business more broadly.

   On February 25, 2008, MBIA, Inc. announced a plan to implement several initiatives in connection with the restructuring of MBIA's business over the next few years. A significant aspect of the plan will be the creation of separate legal operating entities for MBIA's public, structured and asset management businesses. This is intended to be accomplished as soon as feasible, with a goal of within five years. The objective behind this initiative is to retain the highest ratings possible for both the public finance and structured finance businesses. The implementation of this initiative is subject to various contingencies, including regulatory approval. There are also a number of other initiatives that are effective immediately, including: (i) the suspension of writing new structured finance business for an estimated six month period in order to both increase capital safety margins and to evaluate and revise the credit and risk management criteria and policies; (ii) the ceasing of issuing insurance policies for new credit derivative transactions except in transactions related to the reduction of existing derivative exposure; and (iii) the elimination of the current MBIA dividend to provide an additional $174 million of capital flexibility per year. In addition, MBIA Inc. will now declare dividends on an annual basis rather than a quarterly basis.

   Virtually all of the insurance policies issued by MBIA Corp. provide an unconditional and irrevocable guarantee of the payment to a designated paying agent for the holders of the insured obligations of an amount equal to the payment of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event that MBIA Corp. has the right, at its discretion, to accelerate insured obligations upon default or otherwise, upon such acceleration by MBIA Corp. In addition, certain of MBIA Corp.'s insurance policies guarantee payments due under credit or other derivatives, including termination payments that may become due upon the occurrence of certain events. On February 25, 2008, MBIA Corp. announced that it ceased insuring new credit derivative contracts within its insurance operations except in transactions related to the reduction of existing derivative exposure. In the event of a default in payment of principal, interest or other insured amounts by an issuer, MBIA Corp. promises to make funds available in the insured amount generally on the next business day following notification. MBIA Corp. generally has an agreement with a bank which provides for this payment upon receipt of proof of ownership of the obligations due, as well as upon receipt of instruments appointing the insurer as agent for the holders and evidencing the assignment of the rights of the holders with respect to the payments made by the insurer.

   Because MBIA Corp. generally guarantees to the holder of the underlying obligation the timely payment of amounts due on such obligation in accordance with its original payment schedule, in the case of a default on an insured obligation, payments under the insurance policy cannot be accelerated against MBIA Corp., except in certain limited circumstances, unless MBIA Corp. consents to the acceleration. In the event of a default, however, MBIA Corp. may have the right, in its sole discretion, to accelerate the obligations and pay them in full. Otherwise, MBIA Corp. is required to pay principal, interest or other amounts only as originally scheduled payments come due. Typically, even if the holders are permitted by the terms of the insured obligations to have the full amount of principal, accrued interest or other amounts due, declared due and payable immediately in the event of a default, MBIA Corp. is required to pay only the amounts scheduled to be paid, but not in fact paid, on each originally scheduled payment date. MBIA Corp.'s payment obligations after a default vary by deal and by insurance type. There are three primary types of policy payment requirements: i) timely interest and ultimate principal; ii) ultimate principal only at final maturity; and iii) payments upon settlement of individual collateral losses as they occur upon erosion of deal deductibles.

   At December 31, 2007, the net par amount outstanding on MBIA Corp.'s insured obligations (including insured obligations of MBIA Illinois, MBIA UK, MBIA Mexico and CapMAC, but excluding $25.5 billion of MBIA insured investment agreements and MTNs for MBIA Asset Management) was $678.7 billion. Net insurance in force, which includes all insured debt service, at December 31, 2007 was $1,022 billion. Net insurance in force, which is net of cessions to reinsurers, is also net of other reimbursement agreements that relate to certain contracts under which MBIA Corp. is entitled to reimbursement of losses on its insured portfolio but which do not qualify as reinsurance under accounting principles generally accepted in the United States of America.

   As of December 31, 2007, MBIA, Inc. had admitted assets of $47 billion (unaudited), total liabilities of $43 billion (unaudited), and total capital and surplus of $3.6 billion (unaudited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

   The information relating to MBIA and its affiliates contained above has been furnished by MBIA or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Radian Asset Assurance, Inc. ("Radian"). Radian Group Inc. is a global credit risk management company headquartered in Philadelphia with significant operations in New York and London. Financial guaranty insurance typically provides an unconditional and irrevocable guaranty to the holder of a financial obligation of full and timely payment of principal and interest when due.

   Radian Group currently has been assigned a senior debt rating of A- (CreditWatch with negative implications) by S&P and Aa3 (stable) by Moody's. On May 2, 2008, Fitch withdrew its rating of A+. On February 26, 2008, S&P downgraded Radian Insurance to A- from AA-. Radian Insurance remains on CreditWatch with negative implications. The rating change was based on the fact that Radian Insurance is no longer considered by S&P to be a strategic entity to Radian mainly because of the decision in 2007 to discontinue writing insurance on NIMS and second-liens. Radian Insurance had eight active international transactions at the time of the S&P downgrade. Of these transactions, five have early termination clauses that were triggered as a result of the downgrade which allow counterparties to terminate these transactions. On March 4, 2008, Standard Chartered Bank in Hong Kong informed Radian that they wished to terminate their contract with Radian Insurance, effective immediately. There is a possibility that Radian Insurance could be required to return to Standard Chartered Bank, or to transfer to another insurer, unearned premium related to this transaction. Unless extended, this transaction was expected to expire at the end of 2009. On January 31, 2008, Moody's announced that the ratings of the mortgage insurance subsidiaries would remain on review for possible downgrade while it evaluated the capital adequacy of all mortgage insurers. On February 25, 2008, Fitch affirmed the AA- financial strength ratings of Radian Guaranty and its operational affiliates and the A- long-term issuer ratings of Radian Group, but placed these ratings on rating watch negative as compared to the previous status of negative outlook. Fitch cited growing losses and a potential capital shortfall, which, if not addressed within the next several months, could result in a one notch downgrade. On October 10, 2008, Moody's placed the A2 insurance financial strength rating of Radian Guaranty, as well as the ratings of its operational affiliates, on review for possible downgrade.

   As of December 31, 2007, Radian had total assets of $8.2 billion, total liabilities of $5.5 billion, and had statutory policyholders' surplus of $1.1 billion and a contingency reserve of $433.3 million.

   The information relating to Radian and its affiliates contained above has been furnished by Radian or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Syncora Guarantee Inc. ("Syncora") (formerly XL Capital Assurance Inc. ("XLCA")). XL Capital Ltd ("XL Capital") was incorporated with limited liability under the Cayman Islands Companies Act on March 16, 1998. To better align XL Capital's operating and reporting structure with its current strategy, it revised its segment structure during the second quarter of 2007. Depending on the nature of the business written, the following product lines or transactions previously managed by and reported as part of the Financial Lines segment are now managed as part of the Insurance and Reinsurance segments and reported therewith: (i) structured indemnity products managed through XL Capital's financial solutions operations ("XLFS"), (ii) political risk products, (iii) weather and energy management products, and (iv) legacy financial guarantee business. Given the changes in XL Capital's operating and reporting structure as described above, it is organized into four operating segments: Insurance, Reinsurance, Life Operations, and Other Financial Lines -- in addition to a corporate segment that includes the general investment and financing operations of XL Capital.

   XL Capital's ability to underwrite business is dependent upon the quality of its claims paying and financial strength ratings as evaluated by independent rating agencies. In January 2008, A.M. Best Company, Inc. ("A.M. Best") revised the financial strength rating of XL Capital's leading property and casualty operating subsidiaries to "A" from "A+" and affirmed them with a `stable' outlook. The downgrade by A.M. Best was primarily due to their concerns regarding XL Capital's historic earnings volatility. As of February 27, 2008, A.M. Best gave XL Capital a rating of A with stable outlook. In March 2008, Fitch revised the financial strength rating of XL Capital's leading property and casualty operating subsidiaries to "BB" from "A" and affirmed them with a `stable' outlook. In February 2008, Moody's downgraded the insurance financial strength ratings of XL Capital's leading property and casualty operating companies to "Aaa3" from "A3". In December 2007, S&P, affirmed XL Capital's leading property and casualty operating companies' financial strength ratings at "A+" with a `stable' outlook. As of mid-June 2008, S&P maintained a BBB- rating on XL Capital's financial strength rating. On June 20, 2008, Moody's downgraded the insurance financial strength rating of XLCA from A3 to B2, reflecting XLCA's severely impaired financial flexibility and proximity to minimum regulatory capital requirements relative to Moody's estimates of expected case losses. On July 29, 2008, Moody's placed its B2 insurance financial strength rating of XLCA under review with direction uncertain, and S&P stated that its BBB- financial strength rating of XLCA remains on CreditWatch with negative implications. On October 24, 2008, Moody's downgraded the insurance financial strength rating of Syncora Guarantee Inc. ("Syncora", formerly XLCA) from B2 to Caa1, with the ratings placed on review with direction uncertain. On November 18, 2008, S&P lowered its insurance financial strength rating of Syncora to B from BBB-, maintaining its rating on CreditWatch with the implications revised from negative to developing. S&P's downgrade resulted from the Syncora's delay in implementing its restructuring plan and slow progress in its negotiations with counterparties of its collateralized debt obligation of asset-backed securities exposure.

   As Syncora's ability to underwrite business is dependent upon the quality of its claims paying and financial strength ratings as evaluated by these independent rating agencies, a further downgrade by any of these institutions could cause its competitive position in the insurance and reinsurance industry to suffer and make it more difficult for Syncora to market its products. A downgrade could also result in a substantial loss of business for Syncora as ceding companies and brokers that place such business may move to other insurers and reinsurers with higher ratings. A downgrade of the A.M. Best financial strength rating of XL Capital Ltd, XL Insurance (Bermuda) Ltd or XL Re Ltd below "A-," which is currently two notches below XL Capital's current A.M. Best rating of "A" ("A+" as at December 31, 2007), would constitute an event of default under Syncora's letter of credit and revolving credit facilities. As well, similar downgrades by A.M. Best or S&P have the ability to trigger cancellation provisions in the majority of assumed reinsurance contracts.

   The majority of Syncora's assumed reinsurance contracts contain provisions that would allow its clients to cancel the contract in the event of a downgrade in its ratings below specified levels by one or more rating agencies. Based on premium value, approximately 60% of Syncora's reinsurance contracts that incepted at January 1, 2007, contained provisions allowing clients additional rights upon a decline in XL Capital's ratings. Typically, the cancellation provisions in Syncora's assumed reinsurance contracts would be triggered if S&P or A.M. Best were to downgrade XL Capital's financial strength ratings below "A-," which is currently three levels below its current S&P rating of "A+" and two levels below its current A.M. Best rating of "A." Whether a client would exercise its cancellation rights after such a downgrade would likely depend, among other things, on the reasons for the downgrade, the extent of the downgrade, the prevailing market conditions, the degree of unexpired coverage, and the pricing and availability of replacement reinsurance coverage. In the event of such a downgrade, Syncora cannot predict whether or how many of Syncora's clients would actually exercise such cancellation rights or the extent to which any such cancellations would have a material adverse effect on Syncora's financial condition or future prospects.

   As of December 31, 2007, Syncora had total assets of $58 billion, total liabilities of $48 billion, and had statutory policyholders' surplus of $12.7 billion.

   The public can read and copy any materials XL Capital files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800- SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including XL Capital, that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov. XL Capital's Internet website address is http://www.xlcapital.com. The information contained on XL Capital's website is not incorporated by reference into this Annual Report on Form 10-K or any other of XL Capital's documents filed with or furnished to the SEC. XL Capital makes available free of charge, including through XL Capital's Internet website, XL Capital's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

   The information relating to Syncora and its affiliates contained above has been furnished by Syncora or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

                            Portfolio Administration

   The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the bonds designated by the Supervisor as the Trustee in its sole discretion may deem necessary. The Supervisor, in designating such bonds, will consider a variety of factors including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts and Investment Grade Municipal Trusts, may direct the Trustee to dispose of bonds if the Supervisor determines that there exists any default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest or other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Supervisor the retention of such bonds would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said bonds, the overall quality of the bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Rights of Unitholders--Redemption of Units" in Prospectus
Part II. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of bonds in the event of an advanced refunding.

   The Trust is structured as a "regulated investment company" for federal tax purposes. The Sponsor may direct the reinvestment of proceeds of the sale of bonds if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the bonds detrimental to the Trust. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that such a Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

   The Sponsor will generally instruct the Trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange or substitution for any bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(1) the issuer is in default with respect to such bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the bonds eliminated and the bonds substituted therefor. Except as stated herein and under "Trust Administration--Replacement Bonds" in Prospectus Part II regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by a Trust of any securities other than the bonds initially deposited is not permitted.

   If any default in the payment of principal or interest on any bonds occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted bond and not be liable for any depreciation or loss thereby incurred.

                               Sponsor Information

   Van Kampen Funds Inc. is the Sponsor of the Trusts. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $82 billion under management or supervision as of September 30, 2008. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,200 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that provides a wide range of investment banking, securities, investment management and wealth management services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 522 Fifth Avenue, New York, New York 10036. As of September 30, 2008, the total stockholders' equity of Van Kampen Funds Inc. was $150,025,763 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

   The Sponsor and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

                               Trustee Information

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 221-7668. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the certificates issued by the Trusts to, every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the bonds held in the Trusts.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                                    Taxation

   The prospectus contains a discussion of certain U.S. federal income tax issues concerning your Trust and the purchase, ownership and disposition of Trust Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Trust Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   The federal income tax summary below and in the prospectus is based in part on the advice of counsel to your Trust. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review the assets to be held by your Trust.

   Your Trust intends to elect and to qualify annually as a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

   In addition, your Trust intends to hold a sufficient amount of its assets in bonds that are exempt from U.S. federal income taxation under Section 103 of the Code so as to qualify to distribute exempt-interest dividends to you. Such exempt-interest dividends are not subject to regular U.S. federal income tax, but may be subject to the alternative minimum tax. Your Trust may hold bonds issued by the Government of Puerto Rico or by its authority. Such bonds are exempt from taxation by the U.S. federal government, the government of Puerto Rico, any state or its political subdivisions, any possession of the United States, or the District of Columbia.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your Trust must, among other things,
(a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year,
(i) at least 50% of the market value of the Trust's assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Trust's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Trust controls (by owning 20% or more of the issuer's outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year.

   As a regulated investment company, your Trust generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid), if any, and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Trust intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain, if any. If your Trust retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your Trust distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, your Trust intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your Trust retains any net capital gain, the Trust may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Trust against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your Trust in October, November or December with a record date in such a month and paid by your Trust during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

   If your Trust failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Trust would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxed to Unitholders as ordinary dividend income.

   Investors in the Trust may be subject to state, local, or foreign taxes in connection with their investment in the Trust. Investors are encouraged to consult their own tax advisors regarding the specific federal (including the federal alternative minimum tax), state, local, and foreign tax consequences that may affect them as a result of an investment in the Trust.

                       Termination of the Trust Agreement

   A Trust may be terminated at any time by consent of Unitholders of 75% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, an Investment Grade Municipal, an IM-IT Discount, a U.S. Territorial IM-IT, a Long-Term State or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of Strategic Municipal, IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity, IM-IT Short Intermediate Trust and Quality Municipals Income Trust, Limited Maturity. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any bond then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other government charges. The sale of bonds in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

   Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust, if any, is applicable only while bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any bond or bonds if retention of such bond or bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a bond or bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted bond or bonds become due and applicable insurance proceeds have been received by the Trustee.

                             Description of Ratings

   Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's long-term debt obligation credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific debt obligation. This opinion of creditworthiness may take into consideration the creditworthiness of guarantors, insurers or other forms of credit enhancement on the obligation.

   The long-term debt obligation credit ratings are not a recommendation to purchase, sell or hold the debt obligation, inasmuch as they do not comment as to market price or suitability for a particular investor.

   The long-term debt obligation credit ratings are based on current information furnished by the obligor or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

   The long-term debt obligation credit ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation.

     II.  Nature of and provisions of the obligation.

     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

   The credit rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinate obligations, secured and unsecured obligations or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

   AAA--An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

   AA--An obligation rated "AA" differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

   A--An obligation rated "A" is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

   BBB--An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

   Obligations rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

   Plus (+) or Minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

   NR--This indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular obligation as a matter of policy.

   Moody's Investors Service. Moody's municipal ratings are opinions of the investment quality of issuers and issues in the US municipal and tax-exempt markets. As such, these ratings incorporate Moody's assessment of the default probability and loss severity of these issuers and issues. The default and loss content for Moody's municipal long-term rating scale differs from Moody's general long-term rating scale.

   Municipal ratings are based upon the analysis of four primary factors relating to municipal finance: economy, debt, finances, and administration/management strategies. Each of the factors is evaluated individually and for its effect on the other factors in the context of the municipality's ability to repay its debt.

   Aaa--Issuers or issues rated Aaa demonstrate the strongest creditworthiness relative to other US municipal or tax-exempt issuers or issues.

   Aa--Issuers or issues rated Aa demonstrate very strong creditworthiness relative to other US municipal or tax-exempt issuers or issues.

   A--Issuers or issues rated A present above-average creditworthiness relative to other US municipal or tax-exempt issuers or issues.

   Baa--Issuers or issues rated Baa represent average creditworthiness relative to other US municipal or tax- exempt issuers or issues.

   Obligations rated "Ba," "B," "Caa," "Ca" and "C" are regarded as having significant speculative characteristics. "Ba" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

   Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating category from Aa through Caa. The modifier 1 indicates that the issuer or obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

               Equivalent Taxable Estimated Current Return Tables


   As of the date of the Prospectus Part I, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined federal and state taxes (where applicable) using the published marginal federal and state tax rates (where applicable) currently scheduled to be in effect in 2009. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a federal bracket, the state rate corresponding to the highest income within that federal bracket is used. The combined federal and state tax rates shown reflect the fact that state tax payments are currently deductible for federal tax purposes. The tables do not reflect any local taxes, any alternative minimum taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $166,800. The tables do not reflect the effect of federal or state limitations (if any) on the amount of allowable itemized deductions or the phase-outs of personal or dependent exemption credits or any other credits. These limitations were designed to phase out certain benefits of these deductions and credits for higher income taxpayers. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of taxpayer's itemized deductions, and are scheduled to gradually phase out by 2010. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Federal Tax Status" in Prospectus Part II for a more detailed discussion of federal tax legislation.



CALIFORNIA
              Taxable Income                                        Tax-Exempt Estimated Current Return
     --------------------------------            ------------------------------------------------------------------------
          Single           Joint           Tax       3 1/2%      4%      4 1/2%      5%      5 1/2%      6%      6 1/2%
          Return          Return          Rate                  Equivalent Taxable Estimated Current Return
--------------------------------------  ---------------------------------------------------------------------------------
  $         0-8,025  $        0-16,050      11.8%       3.97%     4.54%     5.10%     5.67%     6.24%    6.80%      7.37%
       8,025-32,550      16,050-65,100      20.1        4.38      5.01      5.63      6.26      6.88     7.51       8.14
      32,550-78,850     65,100-131,450      32.0        5.15      5.88      6.62      7.35      8.09     8.82       9.56
     78,850-164,550    131,450-200,300      34.7        5.36      6.13      6.89      7.66      8.42     9.19       9.95
    164,550-357,700    200,300-357,700      39.2        5.76      6.58      7.40      8.22      9.05     9.87      10.69
  357,700-1,000,000  357,700-1,000,000      41.0        5.93      6.78      7.63      8.47      9.32    10.17      11.02
     Over 1,000,000     Over 1,000,000      41.7        6.00      6.86      7.72      8.58      9.43    10.29      11.15


-----------------
 *  The state tax brackets are those for 2008. The 2009 brackets will be adjusted based on changes in the California Consumer Price Index. These adjustments have not yet been released. Please note that the table does not reflect (i) any federal or state limitations on the amounts of allowable itemized deductions, phase-outs of personal or dependent exemption credits or other allowable credits, (ii) any local taxes imposed, or (iii) any alternative minimum taxes or any taxes other than personal income taxes. The table assumes that federal taxable income is equal to state income subject to tax, and in cases where more than one state rate falls within a federal bracket, the highest state rate corresponding to the highest income within that federal bracket is used.


   A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully in the prospectus.


                             California Risk Factors

   Economic Outlook. Following the rapid decline of the State's housing industry in 2007 and 2008, the State's economic outlook has become very negative, primarily due to reduced consumer spending, high unemployment and the turmoil in the financial and credit markets after the near collapse of the sub-prime and mortgage-related investment markets.

   During the State's most recent fiscal year ended June 30, 2008, California lost 75,900 jobs and employment growth in the State fell to 0.5%, down from 1.1% as of June 30, 2007. In the current fiscal year, the data shows evidence of continued problems throughout the State's economy. In October 2008, California's unemployment rate rose to 8.2%, compared to 5.7% in October 2007, and economists predict that it could be higher in 2009. This negative situation in the State economy has been exacerbated by the now-global crisis in the financial and credit markets. Although the rate of inflation has fallen and the price of crude oil and gasoline has dramatically decreased in California, these positive developments have been primarily due to a weak demand for goods and services and reduced production activity. As of November 2008, the Legislative Analyst's Office ("LAO"), California's non-partisan fiscal and policy adviser, projected that the State's economy would continue experiencing very poor performance through 2008 and during most of 2009, with some recovery in 2010 and further strengthening in 2011. However, LAO emphasized that the current market volatility makes any projection highly uncertain.

   Infrastructure Planning. Maintaining and improving the highly valued quality of life and economic growth in California will require additional investments in the State's infrastructure. In the November 2008 general election, the Administration proposed and California voters approved new general obligation bond measures authorizing $9.95 billion for a high-speed train service linking Southern California and the San Francisco Bay Area, $980 million for construction and renovation of children's hospitals and $900 million for mortgage loans to California veterans. The creation of a Strategic Growth Council will be proposed in the next statewide election following the November 2008 general election to coordinate activities and investment of funds in state-owned and state-funded infrastructure. The Administration also proposes to place additional measures on the ballot in the 2010 general election for voters to consider, authorizing at least $10 billion of new general obligation bonds for various education, water management, transportation, court and state facility infrastructure projects.

   Budget Outlook. The Budget Act for the fiscal year ended June 30, 2008 was enacted on August 24, 2007, and authorized total General Fund spending of $102.2 billion. Total General Fund resources in this budget were projected to be $105.6 billion, including a $4.3 billion General Fund reserve from the prior fiscal year. After enactment of the budget, negative fiscal developments, declining revenues and increasing expenditures eroded the planned General Fund reserve to $872 million. In February 2008, the State sold $3.2 billion of Economic Recovery Bonds to help preserve the positive budget reserve.

   The Governor's Budget for the 2008-09 fiscal year, released on January 10, 2008, sought total General Fund spending of $110.1 billion, an increase of $6.5 billion from the amount enacted in the 2007-08 Budget Act, and projected General Fund resources of $102.9 billion. To balance General Fund spending and resources, the Administration proposed a 10% across-the-board budget reduction for agencies, departments, and programs which, if adopted, would have amounted to approximately $9.1 billion in reduced spending in 2008-09.

   The May Revision of the 2008-09 Governor's Budget ("2008 May Revision") estimated $104.7 billion in General Fund resources for the fiscal year ended June 30, 2009 and General Fund spending of approximately $101.8 billion (after special session solutions and proposed budget balancing reductions). The 2008 May Revision offset the projected $5.7 billion decrease in tax revenue to the State with significant budgetary changes, particularly the Administration's proposal to securitize the State's lottery revenues. Applying the budget-balancing proposals in the 2008 May Revision, the Administration projected a General Fund balance of $2 billion at the end of the 2008-09 fiscal year.

   The Budget Act for the 2008-09 fiscal year was enacted on September 23, 2008, 85 days after the statutory deadline for approval of the annual budget. The 2008 Budget Act authorizes total General Fund spending of $103.4 billion, and projects total General Fund resources of $105 billion. The 2008 Budget Act projects that the State will end the current fiscal year on June 30, 2009 with General Fund balance of $1.7 billion. As of November 2008, LAO projected a General Fund deficit of $8.4 billion for the 2008-09 fiscal year primarily due to sharply declining revenues and some increased costs.

   Deficit Solutions. For the 2008-09 fiscal year, the Governor suspended the annual transfer to the Budget Stabilization Account required by Proposition 58, passed by California's voters in 2004. Proposition 58 requires that, beginning in the 2007-08 fiscal year, the State transfer into the Budget Stabilization Account by September 30 of each year a specified portion of estimated General Fund revenues until the account balance reaches $8 billion or 5% of the estimated General Fund revenues, whichever is greater, absent an executive order by the Governor. The Governor issued such an executive order for the 2008-09 fiscal year.

   On January 10, 2008, the Governor declared a fiscal emergency and called for a special session of the California Legislature, as authorized by the State Constitution pursuant to Proposition 58, to address the then-projected $14.5 billion budget shortfall for the 2008-09 fiscal year and to prevent a cash shortage. On February 15, 2008, the Governor approved a special session budget bill that enacted $2 billion in mid-year expenditure reductions. During the 2007-08 fiscal year, approved budget solutions amounted to $4.8 billion, including the sale of $3.2 billion of Economic Recovery Bonds in February 2008.

   On December 1, 2008, the Governor again declared a fiscal emergency for the State, and called for a special legislative session pursuant to Proposition 58 to address the continued revenue shortfall and to seek to enact economic stimulus. Under Proposition 58, the California Legislature must adopt a bill addressing the State's fiscal emergency within 45 days of the Governor's declaration. If the 45 days pass and the California Legislature have not adopted such a bill, it cannot adjourn or act on any other bills until the State's fiscal emergency is addressed. The Governor has also called a second extraordinary legislative session to address the State's economy, as authorized by Section 3(b) Article IV of the State Constitution.

   Other budget-balancing solutions in the last two fiscal years include reducing General Fund expenditures by $9.1 billion (including the $2 billion in reductions approved in the special session budget bill on February 15, 2008), increasing State revenue by $6.5 billion (assuming the receipt of $5 billion of proceeds from the securitization of lottery revenues, approved by voters in the November 2008 general election) and issuing $714 million of Economic Recovery Bonds (in addition to the $3.2 billion in bonds issued in February 2008). General Fund expenditures were reduced further by $510 million of budget vetoes by the Governor and $340 million in savings from the delay in enacting the 2008 Budget Act.

   Budget Reform. The 2008 Budget Act proposes a constitutional amendment, to be submitted to voters in the next statewide election following the November 2008 general election, to limit expenditures of surge revenue in high-growth years and increase reserves over the next several years. Related legislation would also authorize the Director of Finance to implement mid-year budget cuts of up to 7% of certain General Fund expenditures.

   Debt Administration. As of November 4, 2008, the State had approximately $57.1 billion aggregate principal of its long-term general obligation bonds outstanding. Of this amount, $46.1 billion was payable primarily from the State's General Fund and $11.0 billion was payable from other revenue sources. As of November 4, 2008, there were unused voter authorizations for the future issuance of an aggregate amount of $56.8 billion of long-term general obligation bonds, of which $441.7 million was for bonds payable from other revenue sources.

   Budgetary Control. California's annual budget is prepared primarily on a modified accrual basis for governmental funds. The Governor recommends a budget for approval by the California Legislature each year. This recommended budget includes estimated revenues; however, revenues are not included in the annual budget bill adopted by the California Legislature. Under state law, the State cannot adopt a spending plan that exceeds estimated revenues. Under the State Constitution, money may be drawn from the treasury only through a legal appropriation. The appropriations contained in the Budget Act, as approved by the California Legislature and signed by the Governor, are the primary sources of annual expenditure authorizations and establish the legal level of control for the annual operating budget. The budget can be amended throughout the year by special legislative action, budget revisions by the California Department of Finance, or executive orders of the Governor.

   Appropriations are generally available for expenditure or encumbrance either in the year appropriated or for a period of three years if the legislation does not specify a period of availability. At the end of the availability period, the encumbering authority for the unencumbered balance lapses. Some appropriations continue indefinitely, while others are available until fully spent. Generally, encumbrances must be liquidated within two years from the end of the period in which the appropriation is available. If the encumbrances are not liquidated within this additional two-year period, the spending authority for these encumbrances lapses. State agencies are responsible for exercising basic budgetary control and ensuring that appropriations are not overspent. The State Controller's Office is responsible for overall appropriation control and does not allow expenditures in excess of authorized appropriations. Financial activities are mainly controlled at the appropriation level but can vary, depending on the presentation and wording contained in the Budget Act. Certain items that are established at the category, program, component, or element level can be adjusted by the California Department of Finance. For example, an appropriation for support may have detail accounts for personal services, operating expenses and equipment, and reimbursements. The California Department of Finance can authorize adjustments between the detail accounts but cannot increase the amount of the overall support appropriation. While the financial activities are controlled at various levels, the legal level of budgetary control, or the extent to which management may amend the budget without seeking approval of the governing body, has been established in the Budget Act for the annual operating budget.

   Cash Management. Cash temporarily idle during the year is invested in the Pooled Money Investment Account ("PMIA"). Investment of PMIA moneys is restricted by law to the following categories: U.S. government securities, Federal agency securities, negotiable certificates of deposit, bankers' acceptances, commercial paper, corporate bonds, bank notes, other debt securities, repurchase agreements, reverse repurchase agreements and other investments. California's cash management program for the General Fund regularly issues short-term obligations to meet cash flow needs. California issues revenue anticipation notes to partially fund timing differences between revenues and expenditures. A significant portion of the General Fund revenues are received in the second half of the fiscal year, while disbursements are paid more evenly throughout the fiscal year. If additional external cash flow borrowing is required, California issues revenue anticipation warrants.

   Risk Management. The State government has elected, with a few exceptions, to be self-insured against loss or liability. Generally, the exceptions are when a bond resolution or a contract requires the State government to purchase commercial insurance for coverage against property loss or liability. There have been no significant reductions in insurance coverage from the prior year. In addition, no insurance settlement in the last three years has exceeded insurance coverage. The State government generally does not maintain reserves. Losses are covered by appropriations from each fund responsible for payment in the year in which the payment occurs. All claim payments are on a "pay as you go" basis, with workers' compensation benefits for self-insured agencies being initially paid by the State Compensation Insurance Fund. The potential amount of loss arising from risks other than workers' compensation benefits is not considered material in relation to the State government's financial position.

   Ratings. As of January 2009, all outstanding general obligation bonds of the State of California are rated A+ by Standard & Poor's Ratings Services, A+ by Fitch Ratings Service and A1 by Moody's Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

   Local Issuances. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

   Litigation. The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. In addition, the State is involved in certain other legal proceedings that, if decided against the State might require the State to make significant future expenditures or impair future revenue sources. Because of the prospective nature of these proceedings, it is not presently possible to predict the outcome of such litigation or estimate the potential impact on the ability of the State to pay debt service costs on its obligations.

   On August 29, 2008, the Los Angeles Superior Court ruled in favor of the plaintiff in Nortel Networks Inc. v. State Board of Equalization, a tax refund case involving the interpretation of certain statutory sales and use tax exemptions for "custom-written" computer software and licenses to use computer software. The adverse ruling to the Board if applied to other similarly situated taxpayers could have a significant negative impact, in the range of approximately $500 million annually, on tax revenues.

   On March 31, 2008, the Court of Appeal, First Appellate District, ruled in Computer Service Tax Cases (Dell, Inc. v. State Board of Equalization) that the State Board of Equalization improperly collected sales and use tax on optional service contracts that Dell, Inc. sold with computers. The decision will lead to a judgment requiring the Board to refund the tax with interest. The amount of the refund has not been determined, but with interest may exceed $250 million, which would be made in the 2008-09 fiscal year.

   On August 8, 2005, a lawsuit titled California Teachers Association et al. v. Arnold Schwarzenegger et al. was filed. Plaintiffs - California Teachers Association, California Superintendent of Public Instruction Jack O'Connell, and various other individuals - allege that the California Constitution's minimum school funding guarantee was not followed for the 2004-05 fiscal year and the 2005-06 fiscal year in the aggregate amount of approximately $3.1 billion. Plaintiffs seek a writ of mandate requiring the State to recalculate the minimum-funding guarantee in compliance with the California Constitution. On May 10, 2006, counsel for all parties executed a settlement agreement, and the action has been stayed pending implementation legislation. The settlement calls for payment of the outstanding balance of the minimum funding obligation to school districts and community college districts (approximately $3 billion in the aggregate) through the 2013-14 fiscal year.

   The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds contained in the Trust and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions thereof. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds contained in the Trust, the market value or marketability of such bonds or the ability of the respective issuers of such bonds acquired by the Trust to pay interest on or principal of such bonds.

   The Trust is susceptible to political, economic or regulatory factors affecting issuers of California municipal obligations (the "California Municipal Obligations"). These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided above is only a brief summary of the complex factors affecting the financial situation in California and is derived primarily from California's Fiscal Outlook: LAO Projections 2008-09 through 2013-14, issued by LAO on November 20, 2008; the Official Statement for the offering of State revenue anticipation notes, issued by the Treasurer of the State of California on October 16, 2008; and the Enacted Budget Summary for the California State Budget 2008-09, issued by the California Department of Finance in September 2008. These sources are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in California or contained in official statements for various California municipal obligations.


                       Estimated Cash Flows to Unitholders

   The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.



   CALIFORNIA QUALITY
      Monthly
                                                       Estimated                 Estimated               Estimated
               Distribution Dates                      Interest                  Principal                 Total
                  (Each Month)                       Distribution              Distribution            Distribution
      ----------------------------------------------------------------------------------------------------------------
      February     2009                                  $ 3.18                                          $  3.18
      March        2009   - July      2014                 3.97                                             3.97
      August       2014                                    3.85                  $ 90.22                   94.07
      September    2014   - July      2017                 3.57                                             3.57
      August       2017                                    3.53                    27.77                   31.30
      September    2017                                    3.42                    27.76                   31.18
      October      2017   - July      2018                 3.34                                             3.34
      August       2018                                    3.28                    41.64                   44.92
      September    2018                                    3.15                                             3.15
      October      2018                                    3.03                    76.35                   79.38
      November     2018   - August    2026                 2.75                                             2.75
      September    2026                                    2.70                    41.64                   44.34
      October      2026   - July      2029                 2.59                                             2.59
      August       2029                                    2.55                    27.76                   30.31
      September    2029   - October   2029                 2.47                                             2.47
      November     2029                                    2.43                    31.93                   34.36
      December     2029   - April     2030                 2.34                                             2.34
      May          2030                                    2.29                    41.64                   43.93
      June         2030                                    2.07                    83.29                   85.36
      July         2030   - July      2031                 1.82                                             1.82
      August       2031                                    1.66                   124.93                  126.59
      September    2031   - July      2033                 1.29                                             1.29
      August       2033                                    1.15                    41.64                   42.79
      September    2033   - May       2036                 1.13                                             1.13
      June         2036                                     .98                    41.65                   42.63
      July         2036   - July      2037                  .95                                              .95
      August       2037                                     .85                    83.29                   84.14
      September    2037                                     .61                                              .61
      October      2037                                     .56                    41.64                   42.20
      November     2037   - January   2038                  .44                                              .44
      February     2038                                     .39                    41.64                   42.03
      March        2038   - October   2038                  .28                                              .28
      November     2038                                     .23                    41.65                   41.88
      December     2038                                     .02                    27.76                   27.78
      January      2039   - March     2039                  .00                                              .00
      April        2039                                     .00                    41.60                   41.60



   CALIFORNIA QUALITY (continued)
      Semi-annual
               Distribution Dates
                  (Each May and                        Estimated                 Estimated               Estimated
                 November Unless                       Interest                  Principal                 Total
              Otherwise Specified)                   Distribution              Distribution            Distribution
      ----------------------------------------------------------------------------------------------------------------
      May          2009                                  $15.25                                          $ 15.25
      November     2009   - May       2014                24.09                                            24.09
      August       2014                                                          $ 90.22                   90.22
      November     2014                                   22.74                                            22.74
      May          2015   - May       2017                21.64                                            21.64
      August       2017                                                            27.77                   27.77
      September    2017                                                            27.76                   27.76
      November     2017                                   20.99                                            20.99
      May          2018                                   20.25                                            20.25
      August       2018                                                            41.64                   41.64
      October      2018                                                            76.35                   76.35
      November     2018                                   19.10                                            19.10
      May          2019   - May       2026                16.67                                            16.67
      September    2026                                                            41.64                   41.64
      November     2026                                   16.30                                            16.30
      May          2027   - May       2029                15.70                                            15.70
      August       2029                                                            27.76                   27.76
      November     2029                                   15.29                    31.93                   47.22
      May          2030                                   14.18                    41.64                   55.82
      June         2030                                                            83.29                   83.29
      November     2030                                   11.31                                            11.31
      May          2031                                   11.06                                            11.06
      August       2031                                                           124.93                  124.93
      November     2031                                    9.32                                             9.32
      May          2032   - May       2033                 7.89                                             7.89
      August       2033                                                            41.64                   41.64
      November     2033                                    7.24                                             7.24
      May          2034   - May       2036                 6.87                                             6.87
      June         2036                                                            41.65                   41.65
      November     2036                                    5.82                                             5.82
      May          2037                                    5.79                                             5.79
      August       2037                                                            83.29                   83.29
      October      2037                                                            41.64                   41.64
      November     2037                                    4.45                                             4.45
      February     2038                                                            41.64                   41.64
      May          2038                                    2.19                                             2.19
      November     2038                                    1.71                    41.65                   43.36
      December     2038                                                            27.76                   27.76
      April        2039                                     .01                    41.64                   41.65





                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

              The Facing Sheet of Form S-6.
              The Prospectus.
              The Undertaking to File Reports.
              The Signatures.
              The Written Consents of Legal Counsel, Initial Evaluator and
                 Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Municipal Series 347 (File No. 333-57686) dated May 3, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     1.5 Form of Agreement Among Underwriters. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 744 (file No. 333-149060) dated March 18, 2008.

     7.1 Powers of Attorney. Reference is also made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 744 (File No. 333-149060) dated March 18, 2008, and to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 781 (File No. 333-151597) dated June 11, 2008.



                           UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Van Kampen Unit Trusts, Municipal Series 745, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; and Van Kampen Unit Trusts, Series 427, Series 450, Series 454, Series 473, Series 486, Series 522, Series 573, Series 596, Series 615, Series 639, Series 664, Series 684, Series 687, Series 711, Series 778, Series 786, Series 796 , Series 813 and Series 823 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Municipal Series 745 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 13th day of January, 2009.

                                    VAN KAMPEN UNIT TRUSTS, MUNICIPAL SERIES 745

                                         BY: VAN KAMPEN FUNDS INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                          ----------------------
                                                              Executive Director

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on January 13, 2009, by the following persons who constitute the principal officers and a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Jerry Miller                  Director, Chief Executive Officer and President

Edward C. Wood, III           Director and Chief Operating Officer

Kenneth Castiglia             Chief Financial Officer and Treasurer

                                                         By: /s/ JOHN F. TIERNEY
                                                           ---------------------
                                                             (Attorney-in-fact*)

----------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.